UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

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LEGG MASON, INC.

(Name of Registrant as Specified In Its Charter)

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LEGG MASON
GLOBAL ASSET MANAGEMENT

100 International Drive
Baltimore, Maryland 21202

June 13, 2012

Dear Stockholder:

   You are cordially invited to attend the Annual Meeting of Stockholders which will be held at the Company's headquarters located at 100 International Drive, 4th Floor Conference Center, Baltimore, Maryland at 10:00 a.m. on Tuesday, July 24, 2012. On the following pages, you will find the Notice of Annual Meeting and Proxy Statement.

   Whether or not you plan to attend, it is important that your shares be represented and voted at the meeting. Please grant a proxy to vote your shares in one of three ways: via the Internet, telephone or mail.

   I hope that you will attend the meeting, and I look forward to seeing you there.

Sincerely,

MARK R. FETTING
Chairman of the Board and
Chief Executive Officer



LEGG MASON

GLOBAL ASSET MANAGEMENT

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Tuesday, July 24, 2012

To the Stockholders of
LEGG MASON, INC.:

The Annual Meeting of Stockholders of Legg Mason, Inc., a Maryland corporation, will be held at the Company's headquarters located at 100 International Drive, 4th Floor Conference Center, Baltimore, Maryland, on Tuesday, July 24, 2012 at 10:00 a.m. to consider and vote upon:

(1) The election of four directors for the two-year term ending in 2014;

(2) An advisory vote to approve the compensation of the Company's named executive officers;

(3) Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2013; and

(4) Any other matter that may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on May 24, 2012 as the date for determining stockholders of record entitled to notice of and to vote at the Annual Meeting.

This year, we will again reduce our mailing and printing costs by taking advantage of Securities and Exchange Commission rules that allow us to provide proxy materials to you over the Internet. On or about June 13, 2012, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement and our 2012 Annual Report online. The Notice also provides instructions on how to vote via the Internet or by telephone and how to request a paper copy of the proxy materials, if you so desire. Whether you receive the Notice or paper copies of our proxy materials, the Proxy Statement and 2012 Annual Report are available to you at *http://ir.leggmason.com/docs.aspx?iid=102761*.

Your attention is directed to the accompanying Proxy Statement and 2012 Annual Report to Stockholders.

By order of the Board of Directors,

Thomas C. Merchant

THOMAS C. MERCHANT
Secretary

June 13, 2012

LEGG MASON
GLOBAL ASSET MANAGEMENT

PROXY STATEMENT
TABLE OF CONTENTS



LEGG MASON

GLOBAL ASSET MANAGEMENT

100 International Drive
Baltimore, Maryland 21202

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

Tuesday, July 24, 2012

The Board of Directors of Legg Mason, Inc. is soliciting proxies from its stockholders. If you grant a proxy, you may revoke it at any time before we exercise it. We are soliciting proxies by mail and MacKenzie Partners, our proxy solicitors, and our officers, directors and other employees may also solicit proxies by telephone or any other means of communication. We will bear the cost of soliciting proxies, including a fee of $12,500, plus expenses, paid to MacKenzie Partners for their services. We may reimburse brokers, banks, custodians, nominees and other fiduciaries for their reasonable out-of-pocket expenses in forwarding the Notice of Internet Availability of Proxy Materials and other proxy materials to their principals.

In accordance with rules and regulations of the U.S. Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to each stockholder of record or beneficial owner, we are furnishing proxy materials, which include this Proxy Statement, to our stockholders over the Internet. If you have received a Notice of Internet Availability of Proxy Materials ("Notice") by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice also instructs you as to how you may submit your proxy over the Internet or by telephone. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions in the Notice for requesting such materials.

It is anticipated that the Notice will be available to stockholders on June 13, 2012.

To be entitled to notice of and to vote at the meeting, you must have been a stockholder of record at the close of business on May 24, 2012. As of the close of business on that date, we had outstanding and entitled to vote 140,077,937 shares of our common stock, $.10 par value, each of which is entitled to one vote.

If you hold shares in your name as a holder of record, you may vote your shares in one of four ways:

- By Internet: go to *www.voteproxy.com* and follow the instructions. You will need your Notice or proxy card to vote your shares this way.

- By telephone: call 1.800.PROXIES (1-800-776-9437) and follow the voice prompts. You will need your Notice or proxy card to vote your shares this way.

- By mail: request a paper proxy card in accordance with the instructions contained in the Notice and then complete, sign and date the proxy card and return it so that it is received by 11:59 p.m. EDT on July 23, 2012.

- In person: if you are a stockholder as of May 24, 2012, you may vote in person at the meeting. Submitting a proxy will not prevent a stockholder from attending the Annual Meeting.

If you hold your shares through a securities broker or nominee (that is in "street name"), you may vote your shares by proxy in the manner described in the Notice provided to you by that broker or nominee.

We must have a quorum of stockholders (at least 50% of all stockholders) present at the meeting either in person or represented by proxy in order for any business to be conducted. If a quorum of stockholders is present at the meeting, the following voting requirements will apply:

- Directors are elected by the vote of a majority of the total votes cast for and affirmatively withheld by the stockholders present in person or represented by proxy at the meeting. Abstentions and broker non-votes will not affect the majority vote for the election of directors. If an incumbent nominee is not elected by the requisite vote, he or she must tender a resignation and the Board of Directors, through a process managed by the Nominating & Corporate Governance Committee, will decide whether to accept the resignation. The Board of Directors will publicly disclose its decision within 90 days after the results of the election are certified.

- The advisory vote to approve the compensation of our named executive officers requires the affirmative vote of a majority of the total votes cast on this proposal. Abstentions and broker non-votes are not considered votes cast and will not affect the outcome of this proposal. The vote on this proposal is advisory only and not binding on the company.

ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes. At the 2011 Annual Meeting, stockholders approved an amendment to our Articles of Incorporation that provides for the phased-in declassification of our Board of Directors. Commencing with the 2014 Annual Meeting, all directors will be elected to one-year terms. In accordance with the phased-in declassification of the Board of Directors, our stockholders will vote at this Annual Meeting for the election of four directors for the two-year term expiring at the Annual Meeting of Stockholders in 2014.

All nominees presently serve as directors. Unless a stockholder withholds authority to vote, the persons named in the proxy will vote for the election of the nominees named. If any nominee is unable to serve, the persons named in the proxy may vote for a substitute nominee that they determine. Our Board of Directors has no reason to believe that any nominee will be unable to serve.

Scott C. Nuttall served on our Board of Directors through fiscal year 2012, but left the Board on May 23, 2012.

The Board of Directors recommends a vote "FOR" the election of each nominated director.

Nominees for Director for the Term Expiring in 2014

Robert E. Angelica, age 65, has been a director of Legg Mason since February 2007 and is currently engaged in private investment activities. From 1999 through December 2006, Mr. Angelica served as the Chairman and Chief Executive Officer of AT&T Investment Management Corporation ("ATTIMCO"), an asset management subsidiary of AT&T Inc.

Mr. Angelica's qualifications to serve on our Board include his extensive financial industry knowledge and substantial leadership experience serving as the Chairman and Chief Executive Officer of ATTIMCO, which was responsible for the investment and administration of more than $80 billion of employee benefit plan assets for AT&T Inc. Mr. Angelica's diverse experience includes the development of asset allocation policies and strategies, risk management, selection of external investment managers and trustees, in-house asset management, regulatory compliance and accounting and financial reporting. He was awarded the Chartered Financial Analyst designation.

Barry W. Huff, age 68, has been a director of Legg Mason since June 2009 and is currently engaged in private consulting. Since his retirement in May 2008 from Deloitte & Touche USA LLP ("Deloitte"), an accounting firm, until March 2009, Mr. Huff provided consulting services to Deloitte. From 1995 to May 2008, Mr. Huff served as Vice Chairman, Office of the Chief Executive Officer at Deloitte.

Mr. Huff's qualifications to serve on our Board include his substantial accounting and auditing experience and expertise. Mr. Huff served as Deloitte's National Managing Director for their Accounting & Auditing Practice in the United States and Chairman of its Global Accounting & Auditing Committee. Mr. Huff's experience includes risk management activities related to Deloitte's Accounting & Auditing Practice and oversight and advisory services provided to Deloitte's clients in the United States and globally in various industries, including financial services, manufacturing and regulatory. Our Board has determined that Mr. Huff, a certified public accountant, qualifies as an "audit committee financial expert" under the SEC's rules and regulations.

John E. Koerner III, age 69, has been a director of Legg Mason since October 1990. Since 1995, he has been the managing member of Koerner Capital, LLC, a private investment company, or the President of its predecessor, Koerner Capital Corporation. Mr. Koerner has been a director of Lamar Advertising Company since 2007 and in February 2012, joined the Board of Directors for IBERIABANK Corporation.

Mr. Koerner's qualifications to serve on our Board include his extensive experience in corporate finance and the management of capital intensive organizations and capital markets activities during his career at Koerner Capital, LLC and as President and co-owner of Barq's, Inc. and its subsidiary, The Delaware Punch Company. Mr. Koerner's experience also includes service as a member of a number of civic boards.

Cheryl Gordon Krongard, age 56, has been a director of Legg Mason since January 2006 and is engaged in private investment activities. Ms. Krongard served as a senior partner of Apollo Management, L.P., a private investment company, from January 2002 to December 2004. From 1994 to 2000, she served as the Chief Executive Officer of Rothschild Asset Management and as Senior Managing Director for Rothschild North America. Additionally, she served as a director of Rothschild North America, Rothschild Asset Management, Rothschild Asset Management BV, and Rothschild Realty Inc. and as Managing Member of Rothschild Recovery Fund. She was elected a lifetime governor of the Iowa State University Foundation in 1997 and has served as Chairperson of its Investment Committee. Ms. Krongard is also a member of the Dean's Advisory Council, Iowa State University College of Business. Ms. Krongard has served as a director of US Airways Group Inc. since 2005 where she currently serves on the Compensation and Finance Committees and served as a director of Educate, Inc. from 2004 to 2007.

Ms. Krongard's qualifications to serve on our Board include her asset management expertise and leadership experience serving as a senior executive at large, complex asset management organizations. Ms. Krongard's experience includes strategic planning, new product development, client relations, marketing and public relations within the financial services sector. Our Board has determined that Ms. Krongard qualifies as an "audit committee financial expert" under the rules and regulations of the SEC.

Directors Continuing in Office

Directors whose terms will expire in 2014

Harold L. Adams, age 73, has been a director of Legg Mason since January 1988. He has been the Chairman Emeritus of RTKL Associates, Inc., an international architecture, engineering and planning firm, since April 2003. He has served as a director of Lincoln Electric Holdings, Inc. since 2002 and Commercial Metals Company since 2004.

Mr. Adams' qualifications to serve on our Board include his knowledge and experience gained in over 36 years of service as Chairman, President and Chief Executive Officer of an international architectural firm. Mr. Adams has also served as a leader on U.S. business advisory councils with Korea and China and the Services Policy Advisory Board to the U.S. Trade Negotiator and is Chairman of the Governor's International Advisory Council for the State of Maryland. In these roles, Mr. Adams worked in many major international markets in a myriad of economic climates and cultures. He has also served as the Lead Independent Director of Lincoln Electric Holdings, Inc. since December 2004.

John T. Cahill, age 55, has been a director of Legg Mason since February 2010. Mr. Cahill has been Executive Chairman of Kraft Foods North America ("Kraft") since January 2012. He was an Industrial Partner at Ripplewood Holdings LLC, a private equity firm, from 2008 through 2011. From 2002-2007, Mr. Cahill was the Chairman of The Pepsi Bottling Group, Inc. ("PBG"), a bottler of Pepsi-Cola beverages, and served as its Chief Executive Officer from 2001-2006; Chief Operating Officer from 2000-2001 and Chief Financial Officer and Head of International Operations from 1998-2000. Mr. Cahill has served as a director of Colgate-Palmolive Company ("Colgate") since November 2005.

Mr. Cahill's qualifications to serve on our Board include his significant financial management, operational and leadership experience gained during his twenty-year career at PBG and PepsiCo Inc. and his experience gained serving as Executive Chairman of Kraft, and Chairman of Colgate's Audit Committee. Our Board has determined that Mr. Cahill qualifies as an "audit committee financial expert" under the rules and regulations of the SEC.

Mark R. Fetting, age 57, has been a director of Legg Mason since January 2008. Mr. Fetting was elected President and Chief Executive Officer of Legg Mason in January 2008 and Chairman of the Board in December 2008. He served as Senior Executive Vice President of Legg Mason from July 2004 to January 2008 and as Executive Vice President from July 2001 to July 2004. Mr. Fetting is a director of 14 funds within the Legg Mason Funds mutual funds complex and 35 funds within The Royce Funds mutual funds complex.

Mr. Fetting's qualifications to serve on our Board include his knowledge and leadership of our business and his experience gained in working more than 30 years in the investment management industry. Mr. Fetting joined Legg Mason in 2000 and has served as our Chief Executive Officer and President since 2008.

Margaret Milner Richardson, age 69, has been a director of Legg Mason since November 2003. She is currently engaged in private consulting and investment activities. Ms. Richardson served as a director of Jackson Hewitt Tax Service Inc. from June 2004 through August 2011.

Ms. Richardson's qualifications to serve on our Board include her experience as a partner of Ernst & Young LLP where she served as the National Director of IRS Practice and Procedure and as an advisor to the Foreign Investment Advisory Council in Russia. Ms. Richardson also served as U.S. Commissioner of Internal Revenue. She has been an attorney for more than 40 years and practiced tax law with Sutherland, Asbill and Brennan in Washington, D.C. Ms. Richardson was a member of the Internal Revenue Service Commissioner's Advisory Group and chaired the group for a year.

Kurt L. Schmoke, age 62, has been a director of Legg Mason since January 2002. Mr. Schmoke has been Dean of the School of Law at Howard University since January 2003. He has been a director of The McGraw-Hill Companies, Inc. since 2003.

Mr. Schmoke's qualifications to serve on our Board include his substantial education, legal, government regulation and public policy experience. Mr. Schmoke gained his experience serving as the Dean of the Law School at Howard University, partner at the law firm of Wilmer Cutler & Pickering, Mayor of Baltimore, the State's Attorney for Baltimore, a member of the Council on Foreign Relations and a member of President Jimmy Carter's domestic policy staff.

Directors whose terms will expire in 2013

Dennis R. Beresford, age 73, has been a director of Legg Mason since September 2002. He is currently a professor at the University of Georgia, a position he has held since 1997. Mr. Beresford served as a director of the Federal National Mortgage Association from May 2006 through February 2012. Mr. Beresford served as a director of Kimberly-Clark Corporation from November 2002 through April 2011.

Mr. Beresford's qualifications to serve on our Board include his substantial accounting experience and expertise. Mr. Beresford was appointed to the Securities and Exchange Commission Advisory Committee on Improvements to Financial Reporting, served as the Chairman of the Financial Accounting Standards Board for ten years and served as the National Director of Accounting Standards for Ernst & Young LLP. He has also served as a Director of the National Association of Corporate Directors since January 2009. Our Board has determined that Mr. Beresford, a certified public accountant, qualifies as an "audit committee financial expert" under the rules and regulations of the SEC.

Nelson Peltz, age 69, has been a director of Legg Mason since October 2009. Mr. Peltz has served as the Chief Executive Officer and a founding partner of Trian Fund Management, L.P. ("Trian"), a management company for various investment funds and accounts, since its formation in 2005. From April 1993 through June 2007, Mr. Peltz served as Chairman and Chief Executive Officer of Triarc Companies, Inc., which, during that period, owned Arby's Restaurant Group, Inc. and Snapple Beverage Group, as well as other consumer and industrial businesses. Mr. Peltz has served as the non-executive Chairman of The Wendy's Company, Inc. since June 2007 and as a director of H.J. Heinz Company since September 2006. Mr. Peltz served as a director of Trian Acquisition I Corp. from October 2007 to January 2010 and of Deerfield Capital Corp. (predecessor to CIFC Corp.) from December 2004 to December 2007. Mr. Peltz was nominated to serve on the Board pursuant to an agreement with Trian, funds managed by Trian and certain of its affiliates (the "Trian Agreement").

Mr. Peltz's qualifications to serve on our Board include more than 40 years of business and investment experience and 20 years of service as the Chairman and Chief Executive Officer of public companies. Mr. Peltz has developed extensive experience working with management teams and boards of directors, and in acquiring, investing in and building companies and implementing operational improvements at the companies with which he has been involved. As a result, he has strong operating experience and strategic planning skills and has strong relationships with institutional investors, investment banking and capital markets advisors and others that can be drawn upon for the company's benefit.

W. Allen Reed, age 65, has been a director of Legg Mason since April 2006. From January 2006 to March 2006, Mr. Reed served as Chairman of the Board of General Motors Asset Management Corporation ("GMAMC"), the investment management subsidiary of General Motors Corporation, where he served as Vice President until March 2006. He also served as Chairman of the Board and Chief Executive Officer of General Motors Trust Bank, N.A. until March 2006; as Chief Executive Officer and President of GMAMC and General Motors Investment Management Corporation until December 2005; and as Chairman of the Board and Chief Executive Officer of General Motors Trust Company until March 2006. Mr. Reed served as Senior Advisor to Aetos Capital from 2006 to 2011, as a director of Temple-Inland Industries from 2000 to February 2012 and as a director of General Motors Acceptance Corp from September 1994 to March 2006. Mr. Reed has also served as a director of numerous mutual funds (102 as of December 31, 2011) in the Morgan Stanley mutual funds complex since 2006.

Mr. Reed's qualifications to serve on our Board include his extensive financial and leadership experience serving as a financial officer at Delta Airlines, Hughes Electronics and General Motors, including serving as the Chairman, President and CEO of GMAMC, Chairman and CEO of the General Motors Trust Bank, and Vice President of General Motors Corporation. Mr. Reed's experience includes running the largest corporate defined benefit fund at General Motors Corporation. He currently holds the Chartered Financial Analyst designation.

Nicholas J. St. George, age 73, has been a director of Legg Mason since July 1983. He is engaged in private investment activities.

Mr. St. George's qualifications to serve on our Board include his 20 years of leadership, management and operational experience serving as the Chairman and Chief Executive Officer of Oakwood Homes Corporation, a manufacturer, financier and insurer of manufactured homes, and ten years of experience from 1966 to 1976 as head of investment banking for our former brokerage subsidiary. Mr. St. George, a lawyer, also has a long-standing history on our Board, serving at times during his tenure, as our Lead Independent Director and Chairman of the Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee.

Committees of the Board—Board Meetings

Our Board of Directors has an Audit Committee, a Compensation Committee, a Finance Committee, a Nominating & Corporate Governance Committee and a Risk Committee. The current charters for these committees, as approved by our Board of Directors, are on, and may be printed from, our corporate website at *www.leggmason.com* under the *"About Us—Corporate Governance"* section. We will provide a copy of these charters, without charge, to any stockholder who provides a written request for a copy. Requests for copies should be addressed to the Corporate Secretary, Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202. The membership of the Board's standing committees is as follows:

Director(1)	Audit Committee	Compensation Committee	Finance Committee	Nominating & Corporate Governance Committee	Risk Committee
Harold L. Adams		C		M	
Robert E. Angelica	M				M
Dennis R. Beresford	C		M		M
John T. Cahill	M	M	C		
Mark R. Fetting			M		
Barry W. Huff	M				C
John E. Koerner III				M	M
Cheryl Gordon Krongard	M	M			
Nelson Peltz			M	M	
W. Allen Reed			M	C	
Margaret Milner Richardson	M				M
Nicholas J. St. George		M		M	
Kurt L. Schmoke		M		M	

C—Chairman

M—Member

(1) Mr. Nuttall, who left the Board on May 23, 2012, served on the Audit and Compensation Committees throughout fiscal year 2012 and on the Finance Committee through January 2012.

During the fiscal year ended March 31, 2012, our Board of Directors met 8 times, our Audit Committee met 5 times, our Compensation Committee met 9 times, our Finance Committee met 10 times, our Nominating & Corporate Governance Committee met 4 times and our Risk Committee met 4 times. While we have no formal policy on the matter, directors are generally expected to attend our Annual Meeting of Stockholders. All of our directors attended our 2011 Annual Meeting of Stockholders. During fiscal year 2012, each of our directors, except Mr. Nutall, attended at least 75% of the aggregate number of meetings of the Board of Directors and all Board committees on which he or she served that were held during the period in which he or she was a director. Mr. Nuttall participated in 64% of the meetings of the Board and committees of which he was a member, but attended 82% of the meetings in which he did not have a conflict of interest with the topics covered.

Audit Committee.   The Audit Committee's primary purpose is to oversee our financial accounting and reporting to stockholders. Its duties include:

- selecting and compensating the independent registered public accounting firm ("Independent Auditors");

- providing oversight of the work of the Independent Auditors and reviewing the scope and results of the audits conducted by them;

- reviewing the activities of our internal auditors;

- discussing with Independent Auditors, internal auditors and management the organization and scope of our internal system of accounting and financial controls; and

- reviewing and discussing certain matters that may have a material impact on our financial statements, including litigation and legal matters and critical accounting policies and estimates.

Our Board of Directors has determined that Messrs. Beresford, Cahill and Huff and Ms. Krongard qualify as "audit committee financial experts" as defined by the SEC. Our Board of Directors has also determined that all members of our Audit Committee are "independent" as defined in the New York Stock Exchange Listing Standards and the applicable SEC rules.

Compensation Committee.   The Compensation Committee's responsibilities include determining the compensation of our Chief Executive Officer (subject to the approval of our non-employee directors), approving the compensation of our other executive officers and recommending to our Board of Directors the compensation to be paid to our non-employee directors. The Compensation Committee also serves as the administrative committee of several of our employee benefit plans.

Our Board of Directors has determined that all of the members of our Compensation Committee are "independent" as defined in the New York Stock Exchange Listing Standards.

Finance Committee.   The Finance Committee's responsibilities include reviewing and making recommendations to the Board of Directors regarding the principal terms and conditions of debt or equity securities to be issued by the company; financial considerations relating to the acquisition of businesses or operations, the entry into joint ventures or the divestiture of company operations that require Board approval; and significant financial transactions involving the economic arrangements with the senior executives of a company subsidiary.

Our Board of Directors has determined that a majority of the members of our Finance Committee are "independent" as defined in the New York Stock Exchange Listing Standards.

Nominating & Corporate Governance Committee.   The Nominating & Corporate Governance Committee's responsibilities include identifying qualified director nominees, nominating director candidates, recommending director committee assignments and developing and recommending to our Board of Directors corporate governance principles and a corporate code of conduct.

Our Board of Directors has determined that all of the members of our Nominating & Corporate Governance Committee are "independent" as defined in the New York Stock Exchange Listing Standards.

Risk Committee. The Risk Committee assists the Board in its oversight of Legg Mason's enterprise risk management activities. Its responsibilities include reviewing management's activities to establish and maintain an appropriate environment and culture for sound business risk practices, reviewing Legg Mason's enterprise risk management program and reviewing and discussing with members of management Legg Mason's risk tolerance, its major risk exposures and the steps management has taken to monitor and manage those exposures.

Our Board of Directors has determined that all of the members of our Risk Committee are "independent" as defined in the New York Stock Exchange Listing Standards.

Board Role in Risk Oversight

The Board is primarily responsible for the oversight of management's risk management activities and has delegated to the Risk Committee the responsibility to assist the Board in a majority of its risk oversight responsibilities. The Risk Committee oversees Legg Mason's enterprise risk management activities as discussed under "Risk Committee" above. In addition to the Risk Committee, the Audit Committee monitors our system of disclosure controls and procedures and internal controls over financial reporting and reviews contingent financial liabilities. The Risk Committee and the Audit Committee work together to help ensure that both committees have received all information necessary to permit them to fulfill their duties and responsibilities with respect to oversight of risk management activities. The Risk Committee also coordinates with the Compensation Committee, the Finance Committee and the Nominating & Corporate Governance Committee in relation to the activities of those committees that relate to the oversight of the management of risks.

The responsibility for day-to-day management of risk lies with our management. Management has an enterprise risk management program that is overseen by our Chief Risk Officer. The Risk Committee, among other things, reviews and discusses with management reports from our Chief Risk Officer and other members of management regarding the company's risk management activities, including management's assessment of our major risk exposures and the steps taken to monitor and manage those exposures and the risk management activities of each of our significant asset management subsidiaries.

Relationship of Compensation and Risk

Legg Mason conducts its business primarily through 12 asset management subsidiaries supported by various corporate functions. Each of the asset managers generally operates as a separate business. Within this structure, we have a wide variety of compensation practices and policies. Seven of the asset managers operate under revenue sharing agreements that, among other things, determine aggregate annual bonus pool amounts. However, each asset manager uses a different approach to allocating these bonus pool amounts among individuals. The business functions that do not operate under revenue sharing agreements utilize a variety of discretionary or formulaic incentive compensation determinations. In addition, the asset management industry in which we operate tends to be a long-term business, as investment performance over multi-year periods is a critical competitive element of the business. Operating within this framework, the focus of our employees tends to be on longer-term performance. Also, as is typical in the asset management business, and unlike other financial services companies, we are not exposed to the short-term risks arising from proprietary trading because we do not engage in proprietary trading.

The executive officer compensation program is structured in such a manner as to mitigate against providing incentives for inappropriate risk taking. The executive officers' salaries are fixed in amount. Incentive compensation is tied to overall corporate performance and a substantial portion of compensation is in the form of long-term equity awards that further align executives' interests with those of the company's stockholders. These awards do not encourage excessive or inappropriate risk taking given that the value of the awards is tied to the company's stock price, and the awards are subject to long-term vesting schedules to help ensure that executives have significant value tied to long-term stock price performance. In addition, we have recently adopted a new long-term incentive plan to strengthen the tie between executive compensation and longer-term performance. We believe our incentive award program, coupled with our stock ownership guidelines for executives, create important linkages between the financial interests of our executives and the long-term performance of the company and help to protect against any incentive to disregard risks in return for potential short-term gains. Moreover, the Compensation Committee considers several performance metrics in establishing the executive compensation pool each year, so no one metric creates an undue reward that might encourage excessive risk taking. The executive compensation incentive pool is also subject to the discretion of the Compensation Committee, which in some years has resulted in total payments that were less than was initially provided for by the performance metrics.

To further ensure the alignment of compensation with long-term performance, we have adopted a policy for recoupment of incentive compensation from named executive officers in the event a named executive officer's acts or omissions contribute to a need for a restatement of our financial results or if a named executive officer is terminated for cause. Additional information on our executive officer compensation practices is discussed below under "Executive Compensation—Compensation Discussion and Analysis."

We have considered the risks created by our compensation policies and practices, including mitigating factors, and, based on this review, do not believe that our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company. This conclusion is supported by the work of a committee consisting of representatives from our finance, human resources, legal and enterprise risk departments, which evaluates whether our compensation policies and practices are reasonably likely to have a material adverse effect on the company.

Compensation Consultant to the Compensation Committee

The Compensation Committee retained Towers Watson, a global professional services firm, to provide compensation consulting services for fiscal year 2012. As directed by the Compensation Committee, Towers Watson provides counsel on compensation-related issues and executive officer compensation and non-employee director compensation; and guidance on best practices and market and regulatory developments. Towers Watson did not provide additional consulting or other services to management or Legg Mason subsidiaries in fiscal year 2012.

Board Leadership Structure

The Board is responsible for determining its leadership structure, which currently consists of a Chairman, a Lead Independent Director and a Chairman leading each Board committee. Currently, the Chairman of the Board, Mr. Fetting, also serves as Legg Mason's Chief Executive Officer. The Board believes that the company and its stockholders are best served by maintaining the flexibility to have any person serve as Chairman of the Board based on what is in the best interests of the company and its stockholders at a given point in time, and therefore the Board does not support placing restrictions on who may serve as Chairman. When the Board elects a non-independent director as Chairman, it considers, among other things, the composition of the Board, the role of the Lead Independent Director, Legg Mason's strong corporate governance practices and any challenges specific to the company. The Board has concluded that having one individual serve as Chairman and Chief Executive Officer is the most effective leadership structure for Legg Mason at this time because that individual is an effective chairman and is able to provide a good link between the Board and management, while the current Lead Independent Director provides strong independent leadership for the independent directors on the Board.

In order to ensure independent leadership on the Board, our Corporate Governance Principles establish a Lead Independent Director position whenever the Chairman is not an independent director. The Corporate Governance Principles also set out clearly defined leadership authority and responsibilities for the Lead Independent Director, who is elected by a vote of independent directors. W. Allen Reed currently serves as Lead Independent Director. Mr. Reed's duties as Lead Independent Director include working independently to approve agendas and schedules for Board meetings to ensure there is sufficient time to address all agenda items, approving information sent to Board members, if appropriate, acting as a liaison between the Chairman and the independent directors and serving as the chair for executive sessions of independent directors.

In order to further enhance the independence of the Board from management, the Board believes that a substantial majority of the Board should consist of independent directors. Our Corporate Governance Principles provide that at least three-quarters of the Board members should qualify as independent directors at any time. All of our current directors, except for Mr. Fetting, are independent, as determined in accordance with New York Stock Exchange Listing Standards.

Compensation of Directors

The Compensation Committee annually reviews and recommends to our Board of Directors the compensation of our non-employee directors. As part of this review, the Committee consults with its compensation consultant to determine the reasonableness and adequacy of our non-employee director compensation. The following table outlines the cash compensation that is paid to our non-employee directors.

Compensation Element	Amount of Compensation
Cash Retainers	
Annual Board Retainer	$50,000
Audit Committee Chairman Retainer	$17,500
Nominating, Compensation, Finance and Risk Committee Chairmen Retainers	$10,000
Lead Independent Director Retainer	$25,000
Meeting Fees	
Board Meeting Fees	$2,000 per in-person meeting attended and $1,000 per telephonic meeting attended beginning with the sixth meeting in the year
Committee Meeting Fees	$2,000 per in-person meeting attended and $1,000 per telephonic meeting attended

In addition to cash compensation, under the terms of the Legg Mason, Inc. Non-Employee Director Equity Plan, as amended (the "Director Equity Plan"), each of our non-employee directors receives, on the 31st day after he or she is first elected as a director, and on the date of each subsequent Annual Meeting of Stockholders, his or her choice of:

- a grant of shares of common stock that have a market value, on the grant date, of $125,000;

- a grant of shares of common stock that have a market value, on the grant date, of $75,000, plus $50,000 in cash; or

- a grant of restricted stock units equal to the number of shares that would be granted under the first bullet above.

Restricted stock units granted under the Director Equity Plan are payable on a one-for-one basis in shares of common stock within 60 days of the date on which the recipient stops serving as a director of Legg Mason. The number of restricted stock units credited to a director will be increased to reflect all dividends paid on common stock based on the market price of a share of common stock on the dividend payment date. The restricted stock units and shares of common stock are not subject to vesting. The Director Equity Plan covers an aggregate of 625,000 shares of common stock.

Director Compensation Table

The following table provides information about the compensation earned by our non-employee directors during fiscal year 2012.

Name	Fees Earned or Paid in Cash($)(1)	Stock Awards($)	All Other Compensation($)(2)	Total($)
Harold L. Adams	$139,000(3)	$ 74,988(4)	—	$213,988
Robert E. Angelica	123,000(3)	74,988(4)	—	197,988
Dennis R. Beresford	102,500	125,002(5)	$5,612	233,114
John T. Cahill	106,000	125,002(5)	—	231,002
Barry W. Huff	133,000(3)	74,988(4)	—	207,988
John E. Koerner III	70,000	125,002(5)	4,821	199,823
Cheryl Gordon Krongard	80,000	125,002(5)	—	205,002
Scott C. Nuttall	66,000	125,002(5)	—	191,002
Nelson Peltz	79,000	125,002(5)	—	204,002
W. Allen Reed	116,000	125,002(5)	—	241,002
Margaret Milner Richardson	123,000(3)	74,988(4)	2,814	200,802
Nicholas J. St. George	125,000(3)	74,988(4)	3,712	203,700
Kurt L. Schmoke	69,000	125,002(5)	3,680	197,682

(1) In addition, non-employee directors receive reimbursement of actual expenses incurred for attendance at meetings.

(2) Represents dividend equivalents paid on restricted stock units and reinvested in additional restricted stock units.

(3) Includes $50,000 paid as a portion of the annual award under the Director Equity Plan.

(4) Represents value of 2,339 shares of common stock granted on July 26, 2011.

(5) Represents value of 3,899 shares of restricted stock units or shares of common stock granted on July 26, 2011.

As of March 31, 2012, our non-employee directors held the following unexercised stock options and restricted stock units:

Name	Unexercised Stock Options(#)	Restricted Stock Units(#)
Harold L. Adams	29,827	—
Robert E. Angelica	—	—
Dennis R. Beresford	22,500	20,658
John T. Cahill	—	—
Barry W. Huff	—	—
John E. Koerner III	29,827	18,003
Cheryl Gordon Krongard	6,744	—
Scott C. Nuttall	—	—
Nelson Peltz	—	—
W. Allen Reed	—	—
Margaret Milner Richardson	20,827	9,442
Nicholas J. St. George	22,500	12,454
Kurt L. Schmoke	29,827	14,175

CORPORATE GOVERNANCE

Corporate Governance Principles

Upon the recommendation of the Nominating & Corporate Governance Committee, our Board of Directors has adopted Corporate Governance Principles for our company. These Corporate Governance Principles address, among other things, the following key corporate governance topics: director qualification standards; director responsibilities; director access to management and, as necessary and appropriate, independent advisors; director compensation; director orientation and continuing education; management succession; and an annual performance evaluation of the Board of Directors. A copy of these Corporate Governance Principles is available on our corporate website at *www.leggmason.com* under the *"About Us—Corporate Governance"* section. We will provide a copy of the Corporate Governance Principles, without charge, to any stockholder who provides a written request for a copy. Requests for copies should be addressed to the Corporate Secretary, Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202.

Code of Conduct

Upon the recommendation of the Nominating & Corporate Governance Committee, our Board of Directors has adopted a corporate Code of Conduct that applies to all directors, officers and employees of Legg Mason and its subsidiaries. A copy of the Code of Conduct is available on our corporate website at *www.leggmason.com* under the *"About Us—Corporate Governance"* section. We intend to satisfy any disclosure requirement regarding any amendment to, or waiver of, our Code of Conduct by posting the information on our corporate website. We will provide a copy of the Code of Conduct, without charge, to any stockholder who provides a written request for a copy. Requests for copies should be addressed to the Corporate Secretary, Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202.

Independent Directors

The Board of Directors has made determinations as to the independence of each of our non-employee directors and concluded that Mses. Krongard and Richardson and Messrs. Adams, Angelica, Beresford, Cahill, Huff, Koerner, Nuttall, Peltz, Reed, St. George and Schmoke qualify as independent directors under the standards promulgated by the New York Stock Exchange ("NYSE"). In reaching these conclusions, the Board applied our Policy Regarding Director Independence Determinations as adopted by the Board, which specifies types of relationships that are deemed not material and, therefore, not considered each year. A copy of the Policy Regarding Director Independence Determinations is available on our corporate website at *www.leggmason.com* under the *"About Us—Corporate Governance"* section.

In determining Mr. Huff's independence, the Board reviewed his fiscal year 2009 relationship as a former partner of a public accounting firm to which we, and certain funds managed by our subsidiaries, made payments in the ordinary course of business during that year for providing consulting, tax and compliance services to us, and audit services to the funds. Mr. Huff was not personally involved in any of the services provided to us or the funds. In determining Mr. Nuttall's independence, the Board reviewed his relationship as a member of KKR & Co. L.P., an affiliate of a creditor of the company, Mr. Nuttall's active involvement in funds affiliated with KKR & Co. that have a business relationship with Legg Mason and that Mr. Nuttall is a member of an affiliate of KKR Capital Markets, LLC, a broker-dealer affiliated with KKR & Co., that may provide certain financial services to us from time to time. In determining Mr. Peltz's independence, the Board reviewed his relationship as the Chief Executive Officer and a founding partner of Trian, an asset management company that, as of May 24, 2012, owns 14,702,269 shares of Legg Mason common stock (10.50% of outstanding shares) and that from time to time, in the ordinary course of their businesses, subsidiaries of Legg Mason may invest client assets in companies of which Mr. Peltz or his affiliates may be directors or significant stockholders.

Director Nomination Process

The Nominating & Corporate Governance Committee will consider all qualified candidates for seats on our Board of Directors identified by members of the committee, by other members of the Board of Directors, by our management and by our stockholders.

The Board of Directors has set minimum qualification requirements for director nominees in our Corporate Governance Principles. Director nominees are required to possess a broad range of skills, expertise, industry or other knowledge and business or other experience that will be useful to the company. The Nominating & Corporate Governance Committee will review each candidate's biographical information and determine whether the candidate meets these minimum qualification requirements.

After the Nominating & Corporate Governance Committee has determined that a candidate meets the minimum qualification requirements, the committee will determine whether to nominate the candidate to our Board of Directors. In making this determination, the Nominating & Corporate Governance Committee will consider a number of factors, including:

- the current size of the Board of Directors, and whether vacancies on the Board are anticipated;
- the candidate's judgment, character, expertise, skill, knowledge, experience and collegiality;
- the overall diversity of perspectives, backgrounds and experiences of the current directors;
- whether the candidate has special skills, expertise or a background that add to and complement the range of skills, expertise and background of the existing directors; and
- whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a director.

Application of these factors involves the exercise of judgment and cannot be measured in any mathematical or formulaic way.

The Board of Directors seeks diversity of perspectives, backgrounds and experiences among its members. When considering prospects for possible recommendation to the Board, increasing diversity of backgrounds and experiences is a factor considered by the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee reviews available information regarding each potential candidate, including character, experience, qualifications, attributes, skills, gender, race and ethnicity.

Our Amended and Restated Bylaws provide written procedures by which stockholders may recommend nominees to our Board of Directors. The Nominating & Corporate Governance Committee will consider nominees recommended by our stockholders under the same procedure used for considering nominees recommended by other directors or management. The Nominating & Corporate Governance Committee will consider nominee recommendations from stockholders for the next annual meeting of stockholders if it receives the recommendation no later than the 120th day prior to the first anniversary of the mailing date of our prior year's proxy statement or Notice of Internet Availability of Proxy Materials (*i.e.*, by February 13, 2013 for a recommendation in 2013). Stockholders who would like to propose a director candidate for election to our Board of Directors at an annual meeting of stockholders must send written notice to our Corporate Secretary between the 150th day and 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the mailing date of our prior year's proxy statement (*i.e.*, between January 14, 2013 and February 13, 2013 for nomination in 2013). If we advance or delay our annual meeting by more than 30 days from the first anniversary of the preceding year's annual meeting, notice must be delivered between the 150th day prior to the date of the annual meeting and 5:00 p.m., Eastern Time, on the later of the 120th day before the meeting or the tenth day following the day on which we publicly announce the date of the meeting. Notice from a stockholder nominating a director must include the following:

- the name, age, business address and residence address of the recommending stockholder;
- the class, series and number of all shares of stock of Legg Mason that the recommending stockholder beneficially owns;
- the date the shares were acquired and the investment intent behind the acquisition; and
- all other information about the candidate that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (including the nominee's written consent to being named in the proxy as a nominee and to serve as a director if elected).

We may require that a proposed director nominee furnish other information to enable the Nominating & Corporate Governance Committee to determine the nominee's eligibility to serve. The Nominating & Corporate Governance Committee will consider a nomination as it deems appropriate in its discretion. However, a nomination that does not comply with the requirements discussed above may not be considered. Any nominations should be addressed to the Corporate Secretary, Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202.

Policies and Procedures Regarding Related Party Transactions

Under our written policies and procedures regarding related party transactions, the Nominating & Corporate Governance Committee must approve all related party transactions between us or one of our subsidiaries and a director, executive officer or immediate family member of a director or executive officer that would be required to be disclosed in our proxy statements. The policy also authorizes the Chairman of the committee to approve, or reject, proposed related party transactions subject to ratification by the full committee at its next regularly scheduled meeting. The Nominating & Corporate Governance Committee uses its business judgment in deciding whether to approve related party transactions.

Executive Sessions

Executive sessions of our non-management directors are held in conjunction with each regular Board of Directors meeting and may be held at other times as circumstances warrant. Our Lead Independent Director, who is elected annually by our independent directors, chairs these executive sessions. W. Allen Reed currently serves as the Lead Independent Director.

Communications

All interested parties who wish to communicate with our Board of Directors, the Lead Independent Director or our non-management directors as a group may do so by addressing their written correspondence to the director or directors, c/o Corporate Secretary, Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202. Our Corporate Secretary will forward all correspondence received from stockholders or other interested parties to the director or directors to whom it is addressed.

The Audit Committee has developed procedures for receiving and handling complaints or concerns about our financial statements, internal controls or other financial or accounting matters. Any such complaints or concerns should be sent by mail to the Chairman of the Audit Committee, c/o Legg Mason, Inc., 100 International Drive, Baltimore, Maryland 21202.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the ownership of Legg Mason common stock as of May 24, 2012 by each of our directors, each individual named in the Summary Compensation Table, all of our executive officers and directors as a group, and each person who, to the best of our knowledge, beneficially owned more than five percent of the outstanding common stock.

NAME OF OWNER	COMMON STOCK BENEFICIALLY OWNED(1)(2)	PERCENT OF OUTSTANDING COMMON STOCK(2)
T. Rowe Price Associates, Inc.	15,246,964(3)	10.88%
Trian Fund Management, L.P.	14,702,269(4)	10.50%
Nelson Peltz	14,702,269(4)	10.50%
Invesco Ltd.	8,621,130(5)	6.15%
Mark R. Fetting	615,782(6)	*
Joseph A. Sullivan	357,385(6)(7)	*
Ronald R. Dewhurst	227,541(6)	*
Thomas P. Lemke	135,206(6)	*
Harold L. Adams	82,989	*
Nicholas J. St. George	79,867(8)	*
John E. Koerner III	69,377(8)	*
Kurt L. Schmoke	47,671(8)	*
Dennis R. Beresford	45,472(8)	*
Peter H. Nachtwey	39,547(6)	*
John T. Cahill	37,397(9)	*
Margaret Milner Richardson	35,373(8)	*
Cheryl Gordon Krongard	24,294	*
W. Allen Reed	20,116	*
Scott C. Nuttall	18,112(10)	*
Robert E. Angelica	11,317	*
Barry W. Huff	10,857	*
All current executive officers and directors as a group (18 persons)	16,640,661	11.80%

* Less than 1%.

(1) Except as otherwise indicated and except for shares held by members of an individual's family or in trust, all shares are held with sole dispositive and voting power.

(2) Includes, for the individuals listed below, the following number of shares subject to options exercisable within 60 days from May 24, 2012:

Option Holder	Number of Shares
Mark R. Fetting	381,737
Joseph A. Sullivan	98,361
Ronald R. Dewhurst	58,060
Thomas P. Lemke	77,630
Harold L. Adams	29,827
Nicholas J. St. George	22,500
John E. Koerner III	29,827
Kurt L. Schmoke	29,827
Dennis R. Beresford	22,500
Peter H. Nachtwey	6,173
Margaret Milner Richardson	20,827
Cheryl Gordon Krongard	6,744
All current executive officers and directors as a group (18 persons)	820,210

(3) These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The number of shares in the preceding information is based upon a Schedule 13G report filed by T. Rowe Price Associates, Inc. reporting ownership of December 31, 2011. The percentages are based on Legg Mason's outstanding shares as of May 24, 2012.

(4) Represents shares beneficially owned by both Trian Fund Management, L.P., 280 Park Avenue, 41st Floor, New York, NY 10017, in its capacity as the management company for certain funds and investment vehicles managed by it, and Nelson Peltz. Trian Fund Management GP, LLC, which is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, is the general partner of Trian. All of the shares are held with shared dispositive power and voting power by Trian, Mr. Peltz, Mr. May and Mr. Garden. Pursuant to the Trian Agreement entered into in October 2009, Trian and its affiliates are not "interested stockholders" for purposes of the Maryland Business Combination Act based on their current Legg Mason common stock holdings.

(5) Represents shares held by Invesco Ltd., 1555 Peachtree Street NE, Atlanta, GA 30309, in its capacity as investment advisor. All of the shares are held with sole dispositive power and none of the shares are held with shared dispositive power. All of the shares are held with sole voting power and none are held with shared voting power. The number of shares in the preceding information is based upon a Schedule 13G report filed by Invesco Ltd., reporting ownership of December 31, 2011. The percentages are based on Legg Mason's outstanding shares as of May 24, 2012.

(6) Includes, for the individuals listed below, the following number of shares of restricted stock. Shares of restricted stock are not held with voting rights and cannot be transferred.

Name	Number of Shares of Restricted Stock
Mark R. Fetting	111,548
Joseph A. Sullivan	73,185
Ronald R. Dewhurst	109,804
Thomas P. Lemke	32,769
Peter H. Nachtwey	31,520

(7) Does not include 3,356 units of the Legg Mason Common Stock Fund held in the Legg Mason Profit Sharing and 401(k) Plan and Trust which translate into 1,879 shares of common stock. Includes 1,460 shares of common stock held by Mr. Sullivan's child.

(8) Includes, for the individuals listed below, the following number of restricted stock units. Restricted stock units are payable on a one-for-one basis in shares of common stock within 60 days of the date on which the individual stops serving as a director of Legg Mason.

Name	Number of Restricted Stock Units
Nicholas J. St. George	12,493
John E. Koerner III	18,059
Kurt L. Schmoke	14,219
Dennis R. Beresford	20,722
Margaret Milner Richardson	9,471

(9) Includes 37,397 shares of common stock that are held in trust.

(10) Reported beneficial ownership of common stock is as of May 23, 2012, the day Mr. Nuttall ceased to serve as a director of Legg Mason and to be subject to the reporting requirements under securities laws.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Overview of Fiscal Year 2012 Performance

In fiscal year 2012, Legg Mason made important progress on its continuing recovery from the market downturn and other issues experienced in fiscal years 2008 and 2009, while generating disappointing results in certain areas. We faced a difficult and uncertain economic environment during fiscal year 2012 as a result of many factors, including the European sovereign debt crisis, the U.S. sovereign debt downgrade, the political conditions in the U.S. and volatile market conditions. This environment led to many investors reducing the risks in their investment portfolios for much of the year. Despite this difficult environment, our progress during the year, as summarized below, included completion of the business model streamlining initiative, reductions in total outflows and continued strong overall investment performance. Disappointments included financial performance under certain metrics and stock price performance, as cost savings from the streamlining initiative only partially offset the effects of market conditions and volatility. As discussed in more detail below, executive compensation for the fiscal year was reduced to reflect the overall results. Performance for the year included:

- A decline in certain performance metrics when compared to the prior year, including a 4% decrease in revenues, a 13% decrease in net income (6% in diluted earnings per share), a 10% decrease in adjusted income (2% in adjusted income per diluted share) and a 190 basis point decline in operating margin, as adjusted.

- Our total outflows decreased by 55% and our assets under management ("AUM") as of March 31, 2012 were down 5% when compared to March 31, 2011.

- Despite the volatility in our AUM and financial results, we continued our strong cash generation during the year, and returned $444 million in capital to stockholders in the form of stock buybacks and dividends.

- Our overall investment performance, which is typically a leading indicator of success in the asset management business, remained strong during the fiscal year, as measured by the percentage of our total marketed composite assets under management that outperformed their indexes for the 1-, 3-, 5- and 10-year periods.

- We continued to execute on our strategic priorities, including completing our business model streamlining initiative that yielded over $140 million in annual cost savings, restructuring our centralized global distribution operations to provide for more client-facing sales personnel and successfully launching a number of new products during the fiscal year.

- Our negative 21.7% total stockholder return over the fiscal year ranked eighth in a group of ten publicly traded asset management companies, while our 79.6% total stockholder return over a three-year period ranked fifth in the group.

Overview of Executive Compensation

Our named executive officer compensation programs are designed to attract, retain and reward the management talent that we need to maintain and strengthen our position in the asset management business and to achieve our business objectives. Our compensation programs for named executive officers are guided by three basic principles: link compensation to performance; provide competitive compensation levels to attract, retain and reward executives; and align management's interests with those of stockholders.

Our named executive officer compensation is primarily based on incentive compensation. Our incentive compensation awards typically combine cash bonuses with stock option and restricted stock awards, which vest over time. Base salaries, the only component of overall compensation that is not variable, constitute a relatively small portion of the compensation of our named executive officers. Incentive compensation awards are made after a fiscal year end and are primarily based upon our corporate performance and the individual performance of our named executive officers. In addition, we have adopted a new long-term incentive plan to strengthen the tie between executive compensation and longer-term performance. Our equity incentive awards are designed to tie a significant portion of incentive compensation directly to the long-term performance of our company, as measured by our stock price. Our equity incentive awards made for fiscal year 2012 include a double-trigger for accelerated vesting upon a change of control, requiring both the change of control and a termination of employment without cause or for good reason. We have no commitments to provide our named executive officers with any supplemental executive pension or other similar post-retirement benefits, we offer limited perquisites to our named executive officers, primarily related to relocation benefits where the relocation is in the interests of the company, and we provide no change of control excise tax gross-ups to our executives. In addition, we have no employment or other similar agreements that provide for post-employment payments or benefits to our named executive officers. We also have adopted a policy for recoupment of incentive compensation from named executive officers in the event a named executive officer's acts or omissions contribute to a need for a material restatement of our financial results or if a named executive officer is terminated for cause.

Pay for Performance

As discussed in more detail below, linking compensation to performance is a fundamental value underlying our named executive officer compensation practices. For example, to reflect the decline in financial results summarized above, the total fiscal year 2012 compensation paid to our Chief Executive Officer declined 17% from the prior year, and the total fiscal year 2012 compensation paid to each of our other named executive officers who were employed for the full prior fiscal year declined in a range from 13% to 21%. These compensation amounts exclude awards under our new long-term incentive plan, which we do not consider to be compensation paid for the fiscal year because the awards only pay out at the end of a three-year period conditioned on targeted growth in adjusted earnings per share over the same time period.

In addition, the total amounts of compensation paid to our named executive officers reflect our financial results when compared to the compensation amounts paid by peer companies in the asset management industry. The total compensation for fiscal year 2012 for our Chief Executive Officer ranked in the bottom quartile when compared to the total compensation paid to chief executive officers at the asset management competitors in the 16 company competitor group the Compensation Committee uses for compensation comparisons. Similarly, the total compensation for fiscal year 2012 paid to our other four named executive officers ranked below the median (one ranked in the bottom quartile) when compared to the compensation paid by the competitors. We believe that this level of compensation as compared to peers appropriately reflects our corporate performance over the last several years.

To better evaluate the link between pay and performance over the last three years, the Compensation Committee of our Board of Directors (the "Committee") asked its independent compensation consultant, Towers Watson, to develop a methodology to evaluate the relationship and alignment between executive compensation for our named executive officers and our corporate performance. This analysis considered the alignment between the compensation of our named executive officers over the last three years relative to that of the nine public asset management company peer group, and our performance over that period relative to these peer companies.

Towers Watson's analysis showed that for fiscal years 2010 through 2012 our executive officer compensation was lower, on a relative basis, than warranted by our performance. Legg Mason's composite performance used for this analysis ranked in the third quartile of the peer group while our executive pay ranked in the bottom quartile. While this situation may result in retention issues if it continues for substantial periods of time, we believe that this positioning is appropriate in the short term given the performance of the last three fiscal years as Legg Mason has sought to recover from the financial downturn and other issues experienced in fiscal years 2008 and 2009.

Overview of Executive Compensation Programs

The compensation programs for our executive officers, including those named in the compensation tables of our proxy statements (we refer to these individuals as the "named executive officers"), are designed to attract, retain and reward the management talent we need to maintain and strengthen our position in the asset management business and to achieve our business objectives. Many of our business objectives tend to require significant lead time to accomplish, increasing our need for a stable and talented management team. The intense competition for talented personnel within our industry impacts the design and implementation of all of our compensation programs, particularly those for executive officers.

Compensation Philosophy and Principles

In designing and implementing our compensation programs for named executive officers, we are guided by three basic principles.

Link Compensation to Performance

We believe that compensation levels should reflect performance—both the performance of Legg Mason and the performance of the recipient. As a result, we emphasize incentive compensation that is variable in nature, the amount of which is determined after the end of each fiscal year based on performance factors. For example, for fiscal year 2012, excluding long-term incentive plan awards that we do not consider to be part of annual compensation, our Chief Executive Officer received 89% of his total compensation in the form of variable incentive awards, and our other named executive officers received from 80% to 89% of their total compensation in similar variable awards. In addition, executives receive long-term incentive plan awards that will result in payouts only if we achieve targeted growth in our adjusted earnings per share over a three-year period.

Maintain Competitive Compensation Levels

We strive to offer programs and levels of compensation that are competitive with those offered by comparable companies in our industry in order to attract, retain and reward our executive officers. To support this principle, the Compensation Committee annually reviews independently gathered compensation survey data to assess the competitiveness of our compensation programs for named executive officers. The Committee uses this data as an important input to the process of determining the appropriate levels of compensation for our executive officers.

Support Retention and Align Interests with Stockholders

In designing and implementing our compensation programs for named executive officers, we seek to implement programs that will encourage them to remain with us and to increase long-term stockholder value. Providing competitive compensation is one way to promote this principle. Another way is through granting long-term equity incentive awards each year. For fiscal year 2012, our Chief Executive Officer received 36% of his total compensation in the form of long-term equity incentive awards, and each of our other named executive officers received over 30% of his compensation in long-term equity incentive awards. Each long-term equity incentive award vests over a four-year period and, subject to a few exceptions, is forfeited if the recipient terminates his or her employment prior to vesting. Since the recipient will forfeit unvested equity awards if he or she terminates employment, the costs to the employee of doing so are increased, thus creating an incentive to remain employed. In addition, the long-term equity incentive awards increase in value as our stock price increases and provide the named executive officer with an opportunity to build a significant investment in Legg Mason common stock.

Components of Compensation Program

Compensation Element	Objectives	Key Features
Base Salary	• Provide a stable, reliable monthly income • Set at levels that should comprise a low percentage of total compensation	• Adjustments are considered annually based upon factors including responsibilities, performance and experience of the executive officer; base salaries of comparable officers at peer asset management firms; and the recommendations of our Chief Executive Officer (for all other named executive officers) and the Committee's independent consultants • As often occurs, the Committee did not adjust fiscal year 2012 or 2013 salaries because they are in line with competitive levels
Annual Incentive Compensation	• Reward the achievement of annual financial and other performance goals • Reward personal performance • Link compensation to performance since award amounts are determined after fiscal year based on actual results	• Variable and primarily based on our corporate performance and the responsibilities, individual performance and contributions of the recipient for the fiscal year • While no targeted ratios, typically constitutes the largest portion of annual compensation • Paid in the form of cash bonuses and long-term equity incentive awards discussed below Ratio of cash bonuses to long-term equity incentive awards varies among executives and from year-to-year based on factors including market practices
Long-Term Equity Incentive Awards Portion of Annual Incentive Compensation (Stock Options and Restricted Stock)	• Align executive interests with those of stockholders as potential value of awards increases or decreases with stock price • Retain executive officers through multi-year vesting • Provide for significant stock ownership to increase alignment	• Paid in stock options or restricted stock issued under stockholder-approved 1996 Equity Incentive Plan • Awards typically vest over 4-year period • Vesting is accelerated upon a termination of employment without cause or for good reason following a change of control (*i.e.*, a double-trigger)
Long-Term Incentive Plan Awards	• Reward achievement of longer-term financial goals • Retain executives through three-year vesting period	• Pays out only if three-year adjusted earnings per share exceeds threshold amount • Payment based on adjusted earnings per share is further modified based on total stockholder return over vesting period
Other Compensation	• Allow executive officers to participate in other compensation plans • Provide opportunity for deferring income taxes on a portion of annual income	• U.S.-based named executive officers may participate in all other Legg Mason compensation and benefit programs on the same terms as other employees • Programs include Profit Sharing and 401(k) Plan and Employee Stock Purchase Plan • Our U.S.-based executive officers may elect to participate in a non-qualified deferred compensation plan available to select employees based on responsibilities and compensation levels

Incentive Compensation Program

Annual Incentive Awards

The Committee grants most incentive compensation awards under our stockholder-approved Executive Incentive Compensation Plan. This plan provides for an aggregate executive bonus pool in an amount up to 10% of our pre-tax income (before the bonuses are deducted) (the "Executive Pool"). Because the Executive Pool amount is based on pre-tax income, the total size of the pool varies with our financial performance. During the first quarter of each fiscal year, the Committee selects plan participants and allocates each one a maximum percentage of the total Executive Pool. Each participant's actual incentive award under the plan may not exceed the maximum percentage allocated to him, and has historically been well below the maximum, except in extraordinary circumstances. In establishing maximum percentages of the Executive Pool for each participant, the Committee considers the executive's previous incentive awards and level of responsibility and the Committee's judgment as to the incentive award the executive is likely to receive for that fiscal year given certain performance expectations.

After the end of each fiscal year, the Committee approves actual incentive awards from the Executive Pool to each participating executive, which are paid in the form of cash bonuses and equity awards.

The Committee has established a sub-program under the plan to determine actual executive compensation awards through the use of the Committee's discretion to reduce the maximum allocations of the Executive Pool established at the beginning of the fiscal year. Early in each fiscal year, the Committee determines the program participants and establishes a target bonus pool for the program participants. The Committee establishes the target bonus pool amount primarily based on industry survey data regarding market compensation levels for individuals holding similar positions at other asset management companies, the actual bonus pool for the prior year and the company's recent performance. The Committee also considers recommendations from the Chief Executive Officer and advice from its compensation consultant.

At the end of each fiscal year, the Committee considers company performance utilizing metrics that it establishes early in the year to increase or decrease the target bonus pool. In considering performance under each metric, the Committee uses its judgment to establish an overall score for the metric ranging from one to five; a score of one represents performance "significantly below plan," three represents performance "on plan" and five represents performance "significantly above plan." The Committee also determines the relative weighting of the performance metrics at the end of the fiscal year to take into account market conditions and other relevant factors that occur during the fiscal year. The weightings are intended to show the Committee's view of the relative importance of each metric for the fiscal year. For each metric, the Committee multiplies the score by the weighting to derive a weighted score. The Committee adds the weighted scores to determine a total weighted score, and applies the weighted scores and its discretion to determine whether to increase or decrease the target bonus pool for the fiscal year. In general, a total weighted score of three corresponds to a final bonus pool equal to the target bonus pool amount, and higher or lower total weighted scores correspond to increases or reductions in the target bonus pool. However, the program provides the Committee with discretion to determine the final bonus pool amount, so the final bonus pool is not established on an entirely formulaic basis. As a final check on the bonus pool for a fiscal year, the Committee considers Legg Mason's total stockholder return over the fiscal year and uses its judgment to adjust the final bonus pool as it deems appropriate.

Once the final pool amount is established, the Committee considers the individual performance and responsibilities of the program participants and market data for similarly placed officers at competitor asset management companies to allocate the bonus pool among individual participants. The actual incentive award paid to a named executive officer under the program may not exceed the amount determined based on the percentage of the Executive Pool allocated to that individual under the Executive Incentive Compensation Plan. The Committee is under no obligation to award the entire incentive pool under the program.

The Committee will occasionally award discretionary incentive awards to named executive officers that are not made under our Executive Incentive Compensation Plan discussed above. The Committee awards these bonuses when the recipient was not named as a participant in the plan at the beginning of the fiscal year or when the Committee determines that the recipient should receive an incentive award larger than the amount available to the executive under the plan. The Committee made no discretionary, non-plan awards to our named executive officers for fiscal year 2012.

Long-Term Incentive Plan Awards

The Committee believes that a significant portion of compensation should be influenced by company performance over more than a single year. In furtherance of this belief, in May 2011, the Committee established a long-term incentive plan under our 1996 Equity Incentive Plan for executive officers to provide an element of compensation that is based on performance over three years. The long-term incentive plan also more directly ties executive compensation to the achievement of established goals in adjusted earnings per share, and better aligns the interests of our executives with those of our stockholders. Under the plan, executive officers will be awarded performance units annually. The units will vest at the end of a three-year period based upon Legg Mason's cumulative adjusted earnings per share over the period. If the adjusted earnings per share over the period are less than a specified threshold, no units will vest. If adjusted earnings per share equal a specified target, the performance units will vest 100% and be paid out in cash or shares of Legg Mason common stock, at the Committee's discretion, with a value equal to the initial target award amount. The amount of cash or value of shares paid at vesting will be increased up to 200%, or decreased down to 25%, of the initial target award amount if the adjusted earnings per share over the vesting period are within a specified amount higher or lower than the target amount.

The payout amount at vesting is subject to a further adjustment that can increase or decrease the amount by 20% (subject to the 25% and 200% limits) if Legg Mason's total stockholder return over the vesting period is within the top quartile or bottom quartile, respectively, of a specified group of 16 publicly traded companies in the asset management business. The companies in this group are:

Affiliated Managers Group, Inc.	AllianceBernstein Holding L.P.	Ameriprise Financial, Inc.
The Bank of New York Mellon Corporation	BlackRock, Inc.	Calamos Asset Management Inc.
Eaton Vance Corp.	Federated Investors, Inc.	Franklin Resources Inc.
GAMCO Investors Group, Inc.	Invesco Ltd.	Janus Capital Group, Inc.
Northern Trust Corporation	State Street Corporation	T. Rowe Price Group, Inc.
Waddell & Reed Financial Inc.		

This group of companies differs from the other groups used for compensation comparison purposes because it contains only publicly traded companies and, to ensure a sufficient sample size, it includes companies that have significant non-asset management businesses.

Implementation of Named Executive Officer Compensation Programs

Role of Compensation Committee and Non-Employee Directors

The Committee is responsible for overseeing and implementing our named executive officer compensation programs. The Committee's role includes:

- determining the incentive compensation of our Chief Executive Officer;

- establishing and approving compensation plans for named executive officers based on the recommendations of the Chief Executive Officer and the Committee's compensation consultants;

- annually reviewing and, where appropriate, adjusting the base salaries of our named executive officers; and

- approving the incentive compensation of named executive officers and awards under our long-term incentive plan.

Our independent directors must ratify the Committee's determinations regarding Chief Executive Officer compensation.

In implementing its role in the compensation program, the Committee uses information from a number of sources. The information utilized by the Committee includes advice from its compensation consultant, data regarding the compensation practices of asset management competitors that is discussed in more detail below, tally sheets showing prior compensation awards to, and outstanding equity holdings of, named executive officers and a comparison of the equity holdings of our named executive officers with those of comparable officers at competitor asset managers.

Role of Management

Our management, under the leadership of our Chief Executive Officer, plays an important role in establishing and maintaining our named executive officer compensation programs. Management's role includes recommending plans and programs to the Committee, implementing the Committee's decisions regarding the plans and programs and assisting and administering plans in support of the Committee. Our Chief Executive Officer also provides information on the individual performance of the other named executive officers and makes annual recommendations to the Committee on compensation levels for all other named executive officers. Our management is assisted throughout the compensation process by its compensation consultant Aon Hewitt.

Role of Compensation Consultant

The Committee's charter gives it the authority to retain and approve fees and other terms of engagement for compensation consultants and other advisors to assist it in performing its duties. Beginning in fiscal year 2011, the Committee retained Towers Watson as its independent compensation consultant. Towers Watson reports directly to the Committee, which annually reviews the performance of, and all fees paid to, Towers Watson.

The Committee has instructed Towers Watson to provide it with advice and guidance on compensation proposals, including proposed compensation amounts, the design of incentive plans, the setting of performance goals, and the design of other forms of compensation and benefits programs, as well as relevant information about market practices and trends. Typically, Towers Watson attends Committee meetings, reviews existing compensation programs to ensure consistency with our compensation philosophy and current market practices and reviews the comparative information derived from peer group and published survey data that the Committee uses when setting compensation.

Benchmarking and Market Data

Towers Watson also assists the Committee by reviewing comparative market data on compensation practices and programs based on an analysis of competitors included in a compensation study conducted by McLagan Partners, a compensation consulting firm that specializes in the financial services industry and that is owned by Aon Hewitt. Management retains McLagan Partners to provide compensation information about asset management competitors, including competitors that are not publicly traded, or are subsidiaries of larger institutions, that generally do not make publicly available compensation information about their executive officers. The Committee and Towers Watson use an industry executive pay analysis from McLagan Partners to compare proposed executive compensation levels with the compensation paid by a group of competitors. The companies in the group are:

Affiliated Managers Group, Inc.	AllianceBernstein Holding L.P.	Alianz Global Investors
BlackRock, Inc.	Deutsche Asset Management	Fidelity Investments
Franklin Templeton Investments	Goldman Sachs Asset Management	Invesco Ltd.
JP Morgan Asset Management	MFS Investment Management	Morgan Stanley Investment Management
Natixis Global Asset Management	Old Mutual Asset Management	PIMCO Advisors
T. Rowe Price Group, Inc.		

The Committee and Towers Watson use this group of relevant competitors (i) to compare our compensation programs and practices with those of our competitors and (ii) to compare the compensation levels of our named executive officers to the compensation levels of comparable officers of companies in the group. Because our March 31 fiscal year-end date is later than that of many competitors, we are able to review up-to-date information about market practices and compensation awards for the previously completed calendar year.

Tax Deductibility of Annual Compensation

Section 162(m) of the Internal Revenue Code limits tax deductions for certain annual compensation in excess of $1,000,000 paid to certain individuals named in the summary compensation tables of public company proxy statements. Our Executive Incentive Compensation Plan is designed to qualify for a performance-based exception to this rule and to permit the full deductibility of compensation awarded under the plan, including equity awards.

The Committee intends to continue to pursue compensation programs that are designed to be fully deductible. However, when circumstances warrant, the Committee retains the discretion to grant incentive awards to named executive officers that are not fully deductible under Section 162(m) as the Committee must balance the effectiveness of executive compensation plans with the materiality of reduced tax deductions. No non-deductible awards were made for fiscal year 2012.

Equity Grant Practices

We do not have any program, plan or practice to time equity awards to our employees in coordination with the release of material non-public information. We do not grant equity awards based on our stock price. If we are in possession of material non-public information, either favorable or unfavorable, when equity awards are made, the Committee will not take the information into consideration in determining award amounts. The Committee authorizes annual equity awards to executive officers at its regularly-scheduled meeting in April. Our practice is to determine the stock price for annual executive officer equity awards on the day that incentive awards are paid in May.

Compensation Decisions for Fiscal Year 2012

The following table shows the named executive officer base salary and incentive compensation for fiscal year 2012 that was awarded or approved by the Committee. The Committee establishes and awards incentive compensation for a fiscal year after the year is complete in order to reflect the full year's performance in the award decisions. The rules governing the Summary Compensation Table below require that companies include for each fiscal year all equity awards made during the year, regardless of whether the awards actually reflect performance for the prior year. Thus, the Summary Compensation Table includes for fiscal year 2012 (*i.e.*, April 1, 2011 through March 31, 2012) only equity awards made in May 2011 that reflect performance in, and constitute incentive compensation for, fiscal year 2011. **This table thus differs from the Summary Compensation Table below primarily in that this table includes in fiscal year 2012 the value of equity awards that were awarded in May 2012 and are part of fiscal year 2012 incentive compensation, while the Summary Compensation Table includes in fiscal year 2012 the value of equity awards made in May 2011 that are part of fiscal year 2011 incentive compensation.**

Name	Base Salary	Cash Incentive Payment	Restricted Stock Award	Stock Option Award	Total Incentive Award(1)	Total Compensation(2)
Mark R. Fetting	$500,000	$2,400,000	$1,120,000	$480,000	$4,000,000	$4,500,000
Ronald R. Dewhurst ...	350,000	1,550,000	1,050,000	—	2,600,000	2,950,000
Thomas P. Lemke	350,000	825,000	395,500	169,500	1,390,000	1,740,000
Peter H. Nachtwey	350,000	1,050,000	550,000	230,000	1,830,000	2,180,000
Joseph A. Sullivan	350,000	1,650,000	770,000	330,000	2,750,000	3,100,000

(1) Total incentive award is the sum of cash incentive payment, restricted stock award and stock option award.

(2) In addition, Messrs. Fetting, Dewhurst, Lemke, Nachtwey and Sullivan received awards under our long-term incentive plan in May 2011 with target values of $2,000,000, $700,000, $450,000, $700,000 and $700,000 respectively. We do not consider these awards to be part of fiscal year compensation because their payout is conditioned on targeted growth in adjusted earnings per share over a three-year period. In light of performance to date during the vesting period, we currently expect no payout under these awards.

Determination of Fiscal Year 2012 Bonus Pool

For fiscal year 2012, the Committee designated seven participants in its compensation program, Legg Mason's six executive officers and its Chief Risk Officer. The Committee also established the performance metrics to be used to increase or decrease the target pool amount. The performance metrics are: operating margin, as adjusted[1], net AUM flows as a percentage of AUM at the beginning of the fiscal year ("organic growth rate"), achievement of the cost savings goals of our business model streamlining initiative and other factors. The Committee established the following tests for the three quantitative performance metrics: comparing operating margin, as adjusted, to that in Legg Mason's multi-year plan, comparing the organic growth rate to the median organic growth rate for a group of comparable asset management companies, and comparing the streamlining initiative cost savings achieved to the $130-$150 million cost savings target. For the other factors metric, the Committee would use its business judgment to establish a qualitative score after a review of specific factors listed below.

The asset managers in the group of comparable companies used to test our organic growth rate were:

Affiliated Managers Group, Inc.	AllianceBernstein Holding L.P.	BlackRock, Inc.
Eaton Vance Corp.	Federated Investors, Inc.	Franklin Resources Inc.
Invesco Ltd.	Janus Capital Group, Inc.	T. Rowe Price Group, Inc.

This group of comparable companies differs from the groups utilized by the Committee for other compensation purposes because this group consists only of publicly traded asset management companies, about whom information is readily publicly available, that do not have significant other businesses. Because March 2012 quarter information for the competitor asset management companies was not available when the Committee established the final bonus pool amount under the program, in comparing our organic growth rate with that of the competitor companies, the Committee used the organic growth rates of the competitor companies for the twelve-months ended December 31, 2011.

In April 2012, the Committee established the final bonus pool for fiscal year 2012 under the program. As the Committee made its fiscal year 2012 compensation decisions, it was aware that 82% of the Legg Mason stockholders who voted on the advisory vote on named executive officer compensation at the 2011 Annual Meeting of Stockholders (including as votes on the proposal votes cast for, against and to abstain) had voted in

(1) Operating margin, as adjusted, equals (i) operating income, adjusted to exclude the impact on compensation expense of gains or losses (a) on investments made to fund deferred compensation plans and (b) on seed capital investments by our asset managers under revenue sharing agreements, transition-related costs of streamlining our business model, income (loss) of consolidated investment vehicles and any impairment charges, divided by (ii) operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles and reduced by distribution and servicing expenses.

favor of approving the compensation, and concluded that this level of approving votes suggested that the stockholders generally supported the Committee's approach. In establishing the final bonus pool, the Committee considered each of the performance metrics and used its business judgment to conclude the following:

- operating margin, as adjusted, was awarded an overall score of two, as Legg Mason's actual operating margin, as adjusted, for fiscal year 2012 of 21.3% was slightly lower than the target margin in the multi-year plan of 23.0% as a result of corporate expense controls only partially compensating for market and other factors that reduced adjusted operating margin;

- organic growth rate was awarded an overall score of zero, as Legg Mason's organic growth rate for the fiscal year of negative 4.1% was below the peer company median target of 2.6%, despite the rate of outflows being significantly improved over the prior fiscal year;

- achievement of the cost savings goals of the streamlining initiative was awarded an overall score of four, as Legg Mason achieved over $140 million in annual cost savings from the streamlining initiative, which exceeded the mid-point of the targeted savings of $130 to $150 million; and

- in reviewing other factors, the Committee made a qualitative decision to award an overall score of 2.5 after considering the following factors: strategy execution, capital deployment, relative stock performance, product development, acquisitions/dispositions, financial metrics, investment performance, client relationships, employee engagement and succession planning.

The Committee also established weightings for each of the performance metrics. The Committee emphasized the importance of operating margin, as adjusted, and organic growth rate by giving each a 30% weighting. The qualitative other factors metric was given a 25% weighting and the cost savings from the streamlining initiative was given a 15% weighting. As described above, the Committee applied the scores and weightings and its overall discretion to establish a final bonus pool that equaled 72% of the target bonus pool amount. As a final check on the bonus pool, the Committee considered Legg Mason's total stockholder return over fiscal year 2012 and used its business judgment to decide that the 28% reduction in the target bonus pool amount required no further adjustment to reflect total stockholder returns for the fiscal year.

Chief Executive Officer

The Committee maintained Mr. Fetting's base salary in fiscal year 2012 for the reasons discussed above under "Components of Compensation Program."

In April 2012, the Committee allocated a portion of the final bonus pool under the executive compensation program to Mr. Fetting as an incentive award. In determining Mr. Fetting's incentive award under the program, the Committee considered the performance metrics discussed above and subjective measures of Mr. Fetting's responsibilities and performance during fiscal year 2012, including:

- additional measures of Legg Mason's performance during the year, including decreased revenues, net of distribution and servicing expenses, as compared to the prior year; and the company's strong overall investment performance during the fiscal year, as shown by the percentages of its composite assets outperforming their benchmarks for relevant time periods;

- successful completion of the business model streamlining initiative on-time and on-budget, and exceeding targeted cost saves from the initiative;

- overseeing strong progress from the centralized distribution operations as a number of new products were launched or began development during the year and the distribution operations were restructured to provide for additional client-facing sales personnel;

- enhancing management succession planning for both corporate and asset management executives;

- overseeing a strong, well-functioning executive management team that, among other things, continued to drive initiatives across the company's three strategic drivers; and

- protecting the company's strong reputation, including through stakeholder communications, and risk and reputation management.

In addition, the Committee considered advice from Towers Watson, and the competitor information provided by McLagan Partners, as to relevant market compensation practices and advice from Towers Watson as to the appropriateness of the award the Committee was considering.

The Committee then compared Mr. Fetting's award under the program to the 30% maximum allocation of the Executive Pool made by the Committee in May 2011. Taking all of these factors into account, the Committee granted Mr. Fetting a $4.0 million incentive award, paid 28% in the form of shares of restricted stock, 12% in the form of stock options and the remainder in cash. Mr. Fetting's award under the program constitutes 13% of the Executive Pool. In determining the split between cash and equity, the Committee considered market practices and used its discretion to determine an appropriate split. In determining the long-term equity award split between restricted stock and stock options, the Committee considered market practices and Mr. Fetting's current common stock, restricted stock and stock option holdings and used its discretion to determine an appropriate split. The Committee also considered, in determining the equity award split, a comparison of the equity holdings of Mr. Fetting, the sum of the value of unvested restricted stock and stock option awards plus the value of all other company equity owned, to the equity holdings of other chief executive officers of nine publicly traded asset management companies. Mr. Fetting's incentive award was ratified by our independent directors.

Mr. Fetting's total fiscal year 2012 compensation (salary plus total incentive award) represents a 17% decrease from his total fiscal year 2011 compensation (salary plus total incentive award). The Committee, with the Board's concurrence, decided that this decrease was appropriate in light of the company's financial performance during the fiscal year, despite the individual performance factors discussed above, and in the context of the below-median level of compensation Mr. Fetting receives relative to the compensation of chief executive officers of peer companies.

Other Named Executive Officers

In May 2011, the Committee approved fiscal year 2012 base salaries of $350,000 for Messrs. Dewhurst, Lemke, Nachtwey and Sullivan after considering the factors discussed above under "Components of Compensation Program."

In May 2011, the Committee allocated maximum percentages of the Executive Pool under the Executive Incentive Compensation Plan of 19%, 9%, 14% and 19% to each of Messrs. Dewhurst, Lemke, Nachtwey and Sullivan, respectively.

In April 2012, the Committee allocated a portion of the final bonus pool under the executive compensation program to each of the named executive officers as incentive compensation. In approving these awards, the Committee considered the recommendations of Mr. Fetting, the accomplishments during the year of each officer, in the case of Mr. Nachtwey, the target incentive award that was agreed when he was hired, and subjective factors about each executive officer including:

- the responsibilities of the officer;

- Mr. Fetting's views as to the individual performance and contributions by the named executive officer during the fiscal year; and

- Mr. Fetting's views of the initiative, business judgment and management skills of the named executive officer.

The Committee also considered advice from Towers Watson, and the competitor information provided by McLagan Partners, as to relevant market compensation practices and advice from Towers Watson as to the appropriateness of the award that the Committee was considering approving for each officer. Taking these factors into account, the Committee approved incentive awards of $2.60 million, $1.39 million, $1.83 million and $2.75 million for Messrs. Dewhurst, Lemke, Nachtwey and Sullivan, respectively. In approving the split between cash and equity for each officer, the Committee considered market practices and used its discretion to determine an appropriate split. In considering total incentive awards and cash/equity splits, the Committee also considered a comparison of the equity holdings of each executive to that of executives with comparable responsibilities at nine publicly traded asset management companies. In approving the long-term equity award split between stock options and restricted stock for Messrs. Lemke, Nachtwey and Sullivan, the Committee used its discretion after considering Mr. Fetting's recommendations and the current common stock, restricted stock and stock options held by the officer. Consistent with prior years, Mr. Dewhurst received only restricted stock based on Mr. Fetting's recommendations in light of potential adverse tax consequences of stock option ownership in Mr. Dewhurst's non-U.S. home jurisdiction.

The following table shows details about the incentive awards for the other named executive officers.

Name	Total Incentive Award	% Paid in Restricted Stock	% Paid in Stock Options	Percentage of Executive Pool(1)	% Decrease From Fiscal Year 2011 Total Compensation(2)
Ronald R. Dewhurst	$2,600,000	40%	—	8%	21%
Thomas P. Lemke	1,390,000	28	12%	4	13
Peter H. Nachtwey	1,830,000	30	13	6	NA(3)
Joseph A. Sullivan	2,750,000	28	12	9	13

(1) Percentage of Executive Pool shows total incentive award as a percentage of the fiscal year 2012 Executive Pool under the Executive Incentive Compensation Plan.

(2) Represents decrease in total compensation (salary plus total incentive award).

(3) Comparison is not meaningful because Mr. Nachtwey joined Legg Mason during fiscal year 2011 and thus did not receive compensation for a full year. However, Mr. Nachtwey's fiscal year 2012 total compensation (salary plus total incentive award) constitutes an 18% decrease from the target compensation agreed in an offer letter when Mr. Nachtwey joined the company.

In approving the incentive awards for the named executive officers, the Committee considered, among other things, their individual achievements during the fiscal year. For Mr. Dewhurst, these achievements included improving the relationships and communications with the managements of Legg Mason's asset managers and continuing to develop the role of Legg Mason's global investment managers oversight group. For Mr. Lemke, these achievements included enhancing Legg Mason's risk management function, including restructuring the international business risk management efforts, and managing and improving fund board relations. For Mr. Nachtwey, these achievements included successfully overseeing the completion of the business model streamlining initiative, enhancing the company's multi-year planning and seed capital oversight and investment processes and overseeing the company's relationships with stock analysts, key investors and debt rating agencies. For Mr. Sullivan, these achievements included successfully reorganizing Legg Mason's centralized global distribution operations, developing new compensation plans for sales personnel and launching several successful products over the fiscal year.

Long-Term Incentive Plan Awards

In May 2011, the Committee established the long-term incentive plan discussed above and awarded initial long-term incentive plan awards to executive officers. In deciding on award amounts, the Committee considered the responsibilities and position of each executive officer, its goals in creating the long-term incentive plan and the advice of Towers Watson. The Committee issued awards with target values of $2,000,000, $700,000, $450,000, $700,000 and $700,000 to Messrs. Fetting, Dewhurst, Lemke, Nachtwey and Sullivan, respectively. The adjusted earnings per share target for the awards was intentionally set at a level that requires significant growth over the three-year vesting period. This will ensure that the recognition of expense from the long-term incentive plan, which is recognized in each period based on the expected future payout amount at that time, does not occur, and affect the fiscal year bonus pool calculation, unless Legg Mason is achieving significant earnings growth. Based on market conditions and Legg Mason's financial performance during fiscal year 2012, Legg Mason does not currently expect the payout threshold for the awards to be achieved, and thus did not accrue any expense for the awards in fiscal year 2012.

Compensation Clawback Policy

The Committee has adopted a compensation clawback policy that applies to all incentive compensation received by executive officers. Under the policy, Legg Mason may recover from an executive officer the amount of previously paid incentive compensation (including both cash bonuses and equity awards) that the Board of Directors determines to be appropriate in two circumstances. The first circumstance arises if an executive officer's acts or omissions are a significant contributing factor to a requirement that Legg Mason restate its reported financial results due to a material error. The second circumstance under which compensation may be recovered under the policy arises if the executive officer's employment is terminated for "cause." Under the policy, "cause" is defined to include instances of gross negligence, willful misconduct or willful malfeasance that materially adversely impact the company's reputation or business; willful violations of law that materially adversely affect the company's reputation or business or the ability of the officer to be associated with an investment advisor; or theft, embezzlement or fraud. This clawback provision is intended to provide enhanced safeguards against certain types of executive misconduct, and allows for recovery of significant compensation paid to an officer who engages in such misconduct. In addition, in July 2011, the Board of Directors adopted a compensation clawback policy that applies to incentive compensation received by employees at large of the company. The policy provides that if the company is required to restate its financial results to correct a material error, and the Board of Directors reasonably determines that an employee's fraud or willful misconduct was a significant contributing factor to the need to issue such restatement, then, to the extent permitted by applicable law, the company may recoup or "clawback" such incentive compensation that the Board of Directors, in its discretion, determines to be appropriate.

Stock Policies

Our Board of Directors has adopted stock ownership guidelines for directors and executive officers. Under the guidelines, non-employee directors are expected to own shares of Legg Mason common stock with a value at least equal to five times the annual cash retainer paid for serving on the Board. Executive officers are expected to own shares of common stock, including restricted stock and shares of phantom stock as follows: the Chief Executive Officer is required to own shares with a value at least equal to five times his base salary; each Senior Executive Vice President is required to own shares with a value at least equal to three times his base salary; and each other executive officer is required to own shares with a value at least equal to two times his base salary. Directors and executive officers are permitted a five-year grace period to transition into compliance with the guidelines beginning on the later of (i) the date the guidelines were adopted (April 2008) and (ii) the date the individual becomes a director or executive officer. Currently, all of our directors and executive officers are in compliance with the guidelines in accordance with the phase-in schedule described above. In addition, our Board of Directors has adopted a policy regarding acquisitions and dispositions of Legg Mason securities that, among other things and subject to certain exceptions, prohibits directors or executive officers from trading in listed and over the counter options and derivatives that relate specifically to securities issued by Legg Mason.

Summary Compensation Table

The following table summarizes the total compensation during the fiscal year ended March 31, 2012 of our Chief Executive Officer, our Chief Financial Officer, and each of our three other most highly compensated executive officers during the fiscal year. **The information in this table differs from the information in the table above under "Compensation Discussion and Analysis—Compensation Decisions for Fiscal Year 2012" primarily in that this table, as required by SEC rules, includes in fiscal year 2012 the value of equity awards made in May 2011 (during fiscal year 2012) that are actually part of fiscal year 2011 incentive compensation, rather than the value of equity awards made in May 2012 (during fiscal year 2013) that are actually part of fiscal year 2012 incentive compensation**.

Name and Principal Position	Fiscal Year	Salary($)	Cash Bonus($)(1)(2)	Stock Awards($)(3)(4)	Option Awards($)(5)	All Other Compensation($)(6)	Total($)
Mark R. Fetting	2012	$500,000	$2,400,000	$1,400,000	$ 600,000	$ 38,695	$4,938,695
Chief Executive Officer	2011	500,000	2,900,000	1,875,000	625,000	21,272	5,921,272
	2010	500,000	950,000	407,143	2,736,000	20,231	4,613,374
Peter H. Nachtwey	2012	350,000	1,050,000	125,000	125,000	174,613	1,824,613
Chief Financial Officer	2011	80,208	825,000	250,000	250,000	33,812	1,439,020
Ronald R. Dewhurst	2012	350,000	1,550,000	1,400,000	—	184,571	3,484,571
Senior Executive Vice	2011	363,825	2,000,000	1,800,000	—	137,074	4,300,899
President	2010	330,728	1,500,000	676,950	609,216	11,278	3,128,172
Thomas P. Lemke(7)	2012	350,000	825,000	490,000	210,000	16,610	1,891,610
Executive Vice President							
Joseph A. Sullivan	2012	350,000	1,650,000	840,000	360,000	29,938	3,229,938
Senior Executive Vice	2011	350,000	2,000,000	500,000	500,000	21,052	3,371,052
President	2010	350,000	1,545,000	1,215,775	425,600	26,475	3,562,850

(1) Our Executive Incentive Compensation Plan provides for an executive bonus pool for each fiscal year in an amount up to 10% of our pre-tax income for the fiscal year (before deducting the bonuses under the plan). The Committee selects participants in the pool, approves the total amount received for bonuses and approves the allocation of incentive bonuses among our executive officers as described above under "Compensation Discussion and Analysis."

(2) Does not include $1,600,000, $780,000, $1,050,000, $565,000 and $1,100,000 awarded as incentive compensation for fiscal year 2012 and paid in shares of restricted stock or stock options to Messrs. Fetting, Nachtwey, Dewhurst, Lemke and Sullivan, respectively, on May 16, 2012. Also does not include awards to Messrs. Fetting, Nachtwey, Dewhurst, Lemke and Sullivan in May 2012 under the long-term incentive plan which vest at the end of a three-year period conditioned on targeted growth in adjusted earnings per share. These awards are described above under "Compensation Discussion and Analysis."

(3) Represents the fair value of restricted stock awards made during each fiscal year as measured by Legg Mason's stock price on the date of grant calculated in accordance with accounting guidance. Legg Mason's stock price is calculated as the average of the high and low trading prices of our common stock on the NYSE on the grant date. Amounts reported may not represent the amounts that the named executive officers will actually realize from the awards. Whether, and to what extent, a named executive officer realizes value will depend on Legg Mason's actual operating performance, stock price fluctuations and the named executive officer's continued employment.

(4) Non-U.S. executives are awarded restricted stock units instead of restricted stock. For all intents and purposes, restricted stock units are the same as restricted stock and will be referred to throughout this Proxy Statement as restricted stock when discussing awards made to non-U.S. executives.

(5) Represents the aggregate grant date fair value, as calculated in accordance with accounting guidance, of options granted during each fiscal year. Stock option awards are valued for purposes of this table using the Black-Scholes option pricing model. See the "Stock-Based Compensation" footnote to our consolidated

financial statements included in our Annual Report on Form 10-K for the fiscal year in which the award was made for a discussion of the assumptions used in estimating the value of each award. Amounts reported may not represent the amounts that the named executive officers will actually realize from the awards. Whether, and to what extent, a named executive officer realizes value will depend on Legg Mason's actual operating performance, stock price fluctuations and the named executive officer's continued employment.

(6) Includes for all named executive officers, Basic Life and Accidental Death and Dismemberment insurance premiums paid by Legg Mason and contributions made by Legg Mason pursuant to our Profit Sharing and 401(k) Plan and Trust. Includes for all named executive officers, dividends paid on unvested restricted stock, including $28,972, $28,796 and $20,235 for Messrs. Fetting, Dewhurst and Sullivan, respectively. For Messrs. Fetting and Lemke, includes discount amounts credited under our Deferred Compensation/Phantom Stock Plan.

Includes tax gross-ups related to reimbursement of relocation costs and temporary housing for Messrs. Nachtwey and Dewhurst of $25,411 and $56,619, respectively.

Includes perquisites for Mr. Nachtwey of $140,846 for relocation assistance and temporary housing.

Includes perquisites for Mr. Dewhurst of $74,250 for relocation assistance and temporary housing. Also includes employer contributions to an Australian retirement and insurance program in the amount of $18,340 and salary continuance premiums.

(7) Mr. Lemke first became a named executive officer in fiscal year 2012.

Grants of Plan-Based Awards

The following table provides information concerning each plan-based award granted during the fiscal year ended March 31, 2012 to our named executive officers.

Name	Grant Date(1)	Committee Action Date	Long-Term Incentive Plan Performance Units(#)(2)	Estimated Future Payouts Under Non-Equity Incentive Plan Threshold($)(2)	Estimated Future Payouts Under Non-Equity Incentive Plan Target($)(2)	Future Payouts Under Non-Equity Incentive Plan Maximum($)(2)	All Other Stock Awards: Number of Shares of Stock or Units(#)(3)	All Other Option Awards: Number of Securities Underlying Options(#)(4)	Exercise or Base Price of Option Awards ($/Sh)(5)	Grant Date Close Price	Grant Date Fair Value of Stock and Option Awards(6)
Mark R. Fetting	5/16/2011	4/26/2011						45,697	$33.99	$33.77	$ 600,000(7)
	5/16/2011	4/26/2011					41,189		—	33.77	1,400,000(8)
	5/24/2011	5/24/2011	200	$500,000	$2,000,000	$4,000,000					
Peter H. Nachtwey ...	5/16/2011	4/26/2011						9,520	33.99	33.77	125,000(7)
	5/16/2011	4/26/2011					3,678		—	33.77	125,000(8)
	5/24/2011	5/24/2011	70	175,000	700,000	1,400,000					
Ronald R. Dewhurst	5/16/2011	4/26/2011					41,189		—	33.77	1,400,000(8)
	5/24/2011	5/24/2011	70	175,000	700,000	1,400,000					
Thomas P. Lemke	5/16/2011	4/26/2011						15,994	33.99	33.77	210,000(7)
	5/16/2011	4/26/2011					14,416		—	33.77	490,000(8)
	5/24/2011	5/24/2011	45	112,500	450,000	900,000					
Joseph A. Sullivan	5/16/2011	4/26/2011						27,418	33.99	33.77	360,000(7)
	5/16/2011	4/26/2011					24,713		—	33.77	840,000(8)
	5/24/2011	5/24/2011	70	175,000	700,000	1,400,000					

(1) Awards, other than long-term incentive plan awards, reflect performance for fiscal year 2011. For a discussion of awards for performance in fiscal year 2012, see "Compensation Discussion and Analysis—Compensation Decisions for Fiscal Year 2012" above.

(2) Long-term incentive plan awards were made under our 1996 Equity Incentive Plan. Each award is made in the form of performance units which vest at the end of a three-fiscal year period based upon our cumulative adjusted earnings per share over the period. If the adjusted earnings per share over the period are less than a specified threshold, no units will vest. If the adjusted earnings per share over the period equal a specified target, each performance unit will

vest and be paid out in the $10,000 award target amount in cash or shares of Legg Mason common stock, at the Committee's discretion. The amount of cash or value of shares will be increased up to 200%, or decreased down to 25%, of the award target amount if the adjusted earnings per share over the vesting period are within a specified amount higher or lower than the target amount. The payout amount at vesting is subject to a further adjustment that can increase or decrease the amount by 20% (subject to the 25% and 200% limits) if Legg Mason's total stockholder return over the vesting period is within the top quartile or bottom quartile, respectively, of a specified group of publicly traded companies in the asset management business.

(3) Shares of restricted stock were awarded pursuant to our 1996 Equity Incentive Plan. The shares vest in 25% increments over four years on April 30, 2012, April 30, 2013, April 30, 2014 and April 30, 2015. Dividends are paid on shares of restricted stock at the same time, and in the same amounts, as dividends are paid on other outstanding shares of our common stock.

(4) Stock options were awarded pursuant to our 1996 Equity Incentive Plan. The options vest and become exercisable in 25% increments over four years on May 31, 2012, May 31, 2013, May 31, 2014 and May 31, 2015.

(5) The exercise price equals the average of the high and low trading prices of our common stock on the NYSE on the grant date.

(6) The Grant Date Fair Value is the total amount that we will recognize as an expense over the award's vesting period under applicable accounting requirements.

(7) For stock options, we calculate the grant date fair value using the Black-Scholes option pricing model value on the grant date.

The following assumptions were made for purposes of these calculations:

Expected Term	5.12 years
Dividend Yield	1.39%
Stock Price Volatility	47.16%
Risk Free Interest Rate	1.95%

The actual value realized, if any, on stock option exercises will be dependent on overall market conditions, our future performance and the future prices of our common stock. There can be no assurances that the actual value realized will approximate the amount calculated under the valuation model.

(8) For restricted stock, we calculate the grant date fair value by multiplying the number of shares granted by the average of the high and low trading prices of our common stock on the NYSE on the grant date.

Employment-Related Agreements

On December 13, 2010, we entered into an agreement with Mr. Nachtwey to be hired as a Senior Executive Vice President and Chief Financial Officer beginning on January 10, 2011. Pursuant to the agreement, Mr. Nachtwey is entitled to receive an annual base salary of $350,000. The agreement also provides Mr. Nachtwey with an annual target incentive bonus amount of $1.3 million in cash and $1.0 million in equity. The target incentive awards are discretionary and contingent upon company performance and Mr. Nachtwey's continued employment at the time of payment of the award. The agreement also requires that Mr. Nachtwey not compete with us for a period of one year after termination of his employment.

We entered into an employment agreement with Mr. Dewhurst on February 1, 2008, relating to his employment by one of our Australian affiliates. Pursuant to the agreement, Mr. Dewhurst is entitled to receive an annual base salary of $350,000. The agreement also requires that he not compete with us for a period of six months after termination of his employment. In 2011, Mr. Dewhurst was seconded to a U.S. affiliate and agreed to work out of the U.S. for a period of three years. In connection with that secondment, we agreed to reimburse certain expenses related to his relocation.

Outstanding Equity Awards at March 31, 2012

The following table provides information as of March 31, 2012 about the outstanding equity awards held by our named executive officers.

		Option Awards(1)(2)				Stock Awards(3)			
Name	Grant Date	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)
Mark R. Fetting	07/20/2004	15,000	—	$ 52.07	07/22/2012				
	06/09/2005	10,000	—	85.76	07/22/2013				
	10/17/2005	45,000(4)	—	104.00	07/19/2013				
	11/29/2005	15,000	—	122.91	07/22/2013				
	11/29/2006	40,000	—	95.66	07/22/2014				
	07/18/2007	36,000	9,000	100.77	07/22/2015				
	07/21/2008	36,000	24,000	33.97	07/22/2016				
	07/27/2009	90,000	135,000	27.45	07/22/2017				
	05/17/2010	8,656	34,627	33.25	05/18/2018				
	05/16/2011	—	45,697	33.99	05/17/2019				
	01/28/2008							100,000(5)	$2,793,000
	07/21/2008					5,000	$ 139,650		
	05/18/2009					10,483	292,790		
	05/17/2010					42,294	1,181,271		
	05/16/2011					41,189	1,150,409		
Peter H. Nachtwey	02/01/2011	—	18,968	33.64	02/01/2019				
	05/16/2011	—	9,520	33.99	05/17/2019				
	02/01/2011					7,432	207,576		
	05/16/2011					3,678	102,727		
Ronald R. Dewhurst	07/21/2008	21,000	14,000	33.97	07/22/2016				
	07/27/2009	20,040	30,060	27.45	07/22/2017				
	07/21/2008					2,463	68,792		
	05/18/2009					9,655	269,664		
	07/27/2009					5,500	153,615		
	05/17/2010					40,602	1,134,014		
	05/16/2011					41,189	1,150,409		
Thomas P. Lemke	02/01/2005	5,000	—	77.72	07/22/2013				
	10/17/2005	10,000(4)	—	104.00	07/19/2013				
	11/29/2005	10,000	—	122.91	07/22/2013				
	11/29/2006	10,000	—	95.66	07/22/2014				
	07/18/2007	12,000	3,000	100.77	07/22/2015				
	07/21/2008	9,000	6,000	33.97	07/22/2016				
	07/27/2009	4,800	7,200	27.45	07/22/2017				
	05/17/2010	2,216	8,864	33.25	05/18/2018				
	05/16/2011	—	15,994	33.99	05/17/2019				
	07/21/2008					625	17,456		
	05/18/2009					2,317	64,714		
	07/27/2009					3,435	95,940		
	05/17/2010					3,609	100,799		
	05/16/2011					14,416	402,639		
Joseph A. Sullivan	10/27/2008	42,493	28,329	14.81	07/22/2016				
	07/27/2009	14,000	21,000	27.45	07/22/2017				
	05/17/2010	6,925	27,701	33.25	05/18/2018				
	05/16/2011	—	27,418	33.99	05/17/2019				
	05/18/2009					24,588	686,743		
	07/27/2009					4,750	132,668		
	05/17/2010					11,279	315,022		
	05/16/2011					24,713	690,234		

(1) Option awards are made pursuant to our 1996 Equity Incentive Plan. The exercise price of each option is equal to the average of the high and low trading prices of our common stock on the New York Stock Exchange on the grant date. Option holders may use previously owned shares to pay all or part of the exercise price.

(2) Options awarded prior to 2007 are fully vested. In all cases, the Committee may accelerate the vesting of options. The vesting schedules for the other option awards are as follows:

Grant Date	Vesting Schedule	Remaining Vesting Dates
07/18/07	20% vests each year for five years from date of grant	07/23/12
07/21/08	20% vests each year for five years from date of grant	07/23/12, 07/23/13
10/27/08	20% vests each year for five years from date of grant	07/23/12, 07/23/13
07/27/09	20% vests each year for five years from date of grant	07/23/12, 07/23/13, 07/23/14
05/17/10	20% vests each year for five years from date of grant	05/31/12, 05/31/13, 05/31/14, 05/31/15
02/01/11	20% vests each year for five years from date of grant	05/31/12, 05/31/13, 05/31/14, 05/31/15, 05/31/16
05/16/11	25% vests each year for four years from date of grant	05/31/12, 05/31/13, 05/31/14, 05/31/15

(3) The vesting schedules for restricted stock awards are as follows:

Grant Date	Vesting Schedule	Remaining Vesting Dates
07/21/08	25% vests each year for four years from date of grant	04/30/12
05/18/09	25% vests each year for four years from date of grant	04/30/12, 04/30/13
07/27/09	25% vests each year for four years from date of grant	04/30/12, 04/30/13
05/17/10	25% vests each year for four years from date of grant	04/30/12, 04/30/13, 04/30/14
02/01/11	25% vests each year for four years from date of grant	04/30/12, 04/30/13, 04/30/14, 04/30/15
05/16/11	25% vests each year for four years from date of grant	04/30/12, 04/30/13, 04/30/14, 04/30/15

(4) Represents special awards of options exercisable after vesting only if, within four years after the grant date, our common stock closes at or above $127.50 per share for 30 consecutive days. This stock price condition was met in the March 2006 quarter.

(5) Represents a special award of performance shares which vest in 20% increments on January 28, 2009, 2010, 2011, 2012 and 2013 (or later if the stock price trigger occurs after scheduled vesting) only if our common stock closes at or above the following prices for 30 consecutive trading days:

Vesting Date	Share Price Requirement
01/28/09	$ 77.97
01/28/10	85.76
01/28/11	94.34
01/28/12	103.78
01/28/13	114.15

Option Exercises and Stock Vested Table

The following table provides information about exercises of stock options and vesting of restricted stock during fiscal year 2012 for our named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(1)
Mark R. Fetting	—	$—	29,229	$1,089,657
Peter H. Nachtwey	—	—	—	—
Ronald R. Dewhurst	—	—	24,077	897,591
Thomas P. Lemke	—	—	6,038	225,097
Joseph A. Sullivan	—	—	35,308	1,316,282

(1) The value realized upon vesting of restricted stock is calculated by multiplying the fair market value of a share of common stock on the vesting date (the average of the high and low trading prices of our common stock on the vesting date) by the number of shares vested.

Non-Qualified Deferred Compensation

The Legg Mason & Co., LLC Deferred Compensation/Phantom Stock Plan is a non-qualified deferred compensation plan that is available only to a select group of employees, including named executive officers, based on responsibilities and compensation levels. Under the terms of the plan, participants may elect to defer up to $60,000 in annual compensation on a pre-tax basis. Amounts deferred under the plan are deemed invested in "phantom" shares of our common stock at a price equal to 90% of the market price on the deemed investment date. Dividends paid on our common stock are credited to phantom stock at a price equal to 95% of the market price on the dividend payment date. Amounts deferred under our phantom stock plan, including contributions by the company, are fully vested at all times and are not subject to forfeiture. Amounts deferred under this plan are distributed to the participant, or his or her beneficiary, in shares of our common stock after the participant's employment has terminated for any reason, either in lump sum distribution or three annual installments, at the participant's election. In addition, the company may elect to distribute account balances to named executive officers in connection with a change of control if the plan and all substantially similar agreements are terminated with respect to the participants affected by the change of control. For purposes of our phantom stock, a "change of control" will occur upon a change in (1) ownership of the company or Legg Mason & Co., LLC ("LM&Co."), our administrative subsidiary, (2) effective control of the company or LM&Co., or (3) ownership of a substantial portion of the assets of the company or LM&Co.

The following table provides information about non-qualified deferred compensation plan transactions and balances during fiscal year 2012 by our named executive officers.

Name	Executive Contributions in Last FY	Company Contributions in Last FY(1)	Aggregate Earnings in Last FY(2)	Aggregate Balance at Last FYE(3)
Mark R. Fetting(4)	$—	$19	$ (9,571)	$ 34,290
Peter H. Nachtwey	—	—	—	—
Ronald R. Dewhurst	—	—	—	—
Thomas P. Lemke(4)	—	89	(44,237)	158,490
Joseph A. Sullivan	—	—	—	—

(1) Company contributions are included in the All Other Compensation column of the Summary Compensation Table above and consist of the contribution of the 5% discount to the market price of a share of common stock upon the crediting of dividends to phantom stock during the fiscal year.

(2) Aggregate earnings are calculated by subtracting the value of the named executive officer's phantom stock account at March 31, 2011 and the employee and company contributions made during fiscal year 2012 from the value of the officer's account at March 31, 2012.

(3) The aggregate balance is calculated by multiplying the phantom stock account share balance by the closing price of our common stock on March 31, 2012. Upon a distribution, shares of phantom stock are distributed in shares of common stock on a one-for-one basis.

(4) Messrs. Fetting and Lemke participated in the plan but did not make any contributions during fiscal year 2012.

Potential Payments on Termination or a Change of Control

We have not provided our named executive officers with agreements providing for severance payments, medical or insurance benefits or any other perquisites after their employment has ended or following a change of control of Legg Mason.

As described in the "Compensation Discussion and Analysis" in this Proxy Statement, our named executive officers typically receive long-term equity incentive awards in the form of stock options and restricted stock and receive awards under our long-term incentive plan. In fiscal year 2008, we also awarded performance shares to Mr. Fetting. In addition, our named executive officers may elect to participate in our phantom stock plan. Except as discussed below, our named executive officers will forfeit their unvested stock options, restricted stock, long-term incentive plan awards and performance shares if their employment with us ends.

Stock Options

Unvested stock options held by our named executive officers automatically vest and become exercisable upon the termination of the named executive officer's employment as a result of his or her death or disability. Unvested options issued before May 2010 automatically vest and become exercisable upon a change of control (as defined below), and options issued in May 2010 and thereafter vest and become exercisable if the named executive officer's employment terminates within one year of a change of control without cause or due to good reason. Options issued in May 2010 and thereafter automatically vest if the named executive officer's employment is terminated due to a reduction in workforce.

If a named executive officer's employment ends for any reason other than those described above before all of his or her stock options have vested, the unvested stock options are automatically forfeited. The Committee has the authority to accelerate the vesting of any stock options in its discretion at any time. A named executive officer, or his or her beneficiaries, must exercise all vested options (1) within one year of the date on which his or her employment terminates as a result of death or disability or (2) within three months of the date on which his or her employment terminates for any other reason.

For purposes of our stock options granted prior to May 2010, a "change of control" of Legg Mason will occur upon (1) the approval by our stockholders of an agreement to merge or consolidate Legg Mason with or into another company (with Legg Mason not surviving) or to sell or otherwise dispose of all or substantially all of our assets and the satisfaction or waiver of all conditions precedent to the closing of that transaction or (2) a determination by our Board of Directors that in connection with a proposed tender or exchange offer for our voting securities, a person has become the owner of securities representing 40% or more of the voting power of our outstanding stock. However, if an event that triggers a potential change of control is approved no later than five days after it occurs by a vote of 75% or more of our directors who were members of our Board immediately prior to the event, then the event will not constitute a change of control for stock option purposes.

For purposes of our stock options granted in May 2010 and thereafter, a "change of control" of Legg Mason will occur upon (1) any person acquiring, directly or indirectly, beneficial ownership of securities representing 50.1% or more of the combined voting power of our outstanding stock; (2) the closing of any merger, consolidation or other reorganization involving Legg Mason whereby the stockholders of Legg Mason immediately prior to such reorganization do not hold, directly or indirectly, more than 50% of the combined voting power of the outstanding stock of the successor entity immediately following such transaction; (3) the closing of any transaction involving a sale of assets of Legg Mason that have a total gross fair market value equal to or more than 90% of the total gross fair market value of all of Legg Mason's assets; (4) the adoption of any plan or proposal for the liquidation or dissolution of Legg Mason; or (5) within any 12-month period, individuals who, as of May 15th of the year in which the award is made, constitute the Board of Directors of Legg Mason or who are thereafter nominated as directors by a majority of the Board of Directors cease for any reason to constitute at least a majority of the Board.

For purposes of our stock options granted in May 2010 and thereafter, "cause" means any of the following behavior by an option recipient (1) any conduct that competes with Legg Mason, breaches any obligation or duty of loyalty to Legg Mason or materially injures Legg Mason; (2) a material violation of any law, regulation or Legg Mason policy; (3) a court or regulatory order that prevents an option recipient from performing his or her duties or being associated with an investment advisor; (4) material malfeasance, disloyalty or dishonesty; (5) conviction of a felony; (6) any failure to devote sufficient professional time to his or her duties; (7) failure to satisfactorily perform duties, or gross misconduct or gross negligence in the performance of duties; or (8) failure to maintain any required licenses.

For purposes of our stock options granted in May 2010 and thereafter, "good reason" means (1) a material adverse change in the responsibilities of the option recipient from those in effect prior to the change of control; (2) the recipient's principal place of employment is moved more than 50 miles from the location immediately prior to the change of control; (3) the recipient's base salary is significantly reduced; or (4) the recipient's incentive compensation for a fiscal year is materially reduced from his or her incentive compensation for the prior fiscal year, and such reduction is not related to a reduction in responsibilities or either individual or corporate performance.

Restricted Stock

July 2008 and July 2009 Awards

Unvested shares of restricted stock issued to a named executive officer will automatically vest upon (1) the termination of the named executive officer's employment as a result of his or her death or disability or (2) a change of control of Legg Mason (as defined below). Upon vesting, shares cease to be subject to transfer restrictions and forfeiture.

In the event a named executive officer's employment ends for any reason other than death or disability, the unvested shares of restricted stock will automatically be forfeited. The Committee has the authority to accelerate the vesting of any restricted stock in its discretion at any time.

See "Stock Options" above for the definition of "change of control" used for these awards, which matches the definition used for stock option awards prior to May 2010.

May 2009 Awards

Unvested shares of restricted stock issued to a named executive officer will automatically vest upon (1) the named executive officer's death; (2) termination of the named executive officer's employment due to disability or a reduction in workforce; or (3) a change of control of Legg Mason (as defined below). Upon vesting, shares cease to be subject to transfer restrictions and forfeiture.

Subject to the exceptions discussed herein, in the event a named executive officer's employment ends for any reason before all of his or her shares of restricted stock have vested, the unvested shares of restricted stock will automatically be forfeited. If a named executive officer retires from Legg Mason, his or her shares of restricted stock will continue to vest in accordance with the original vesting schedule as long as he or she continues to meet the definition of retirement. In order to retire for purposes of our restricted stock grants, a named executive officer must be at least 62 years old and may not represent, in any capacity other than as an independent director, any financial services company that the Committee deems a competitor of Legg Mason. If a named executive officer is terminated without cause after completing 15 years of service with us, his or her shares of restricted stock will continue to vest in accordance with the original vesting schedule as long as he or she does not compete with us. The Committee has the authority to accelerate the vesting of any restricted stock in its discretion at any time.

For purposes of the restricted stock awards made in May 2009, a "change of control" of Legg Mason will occur upon (1) any person acquiring, directly or indirectly, beneficial ownership of securities representing 50.1% or more of the combined voting power of our outstanding stock; (2) the closing of any merger, consolidation or other reorganization involving Legg Mason whereby the stockholders of Legg Mason immediately prior to such reorganization do not hold, directly or indirectly, more than 50% of the combined voting power of the outstanding stock of the successor entity immediately following such transaction; (3) the closing of any transaction involving a sale of assets of Legg Mason that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of Legg Mason's assets; (4) the adoption of any plan or proposal for the liquidation or dissolution of Legg Mason; or (5) within any 12-month period, individuals who, as of May 15th of the grant year, constitute the Board of Directors of Legg Mason or who are thereafter nominated as directors by a majority of the Board of Directors cease for any reason to constitute at least a majority of the Board.

May 2010 Awards

Shares of restricted stock issued to a named executive officer in May 2010 have the same terms and conditions as shares of restricted stock issued in May 2009 (see the discussion above) except that shares of restricted stock issued in May 2010 vest upon a change of control only if, within 12 months of the change of control, the named executive officer is terminated without cause or terminates his or her employment for good reason. See "Stock Options" above for the definitions of "cause" and "good reason" used for these awards.

May 2011 and Later Awards

Shares of restricted stock issued to a named executive officer in May 2011 or thereafter have the same terms and conditions as shares of restricted stock issued in May 2010 (see the discussion above) except that: (1) unvested shares of restricted stock of a named executive officer who is terminated without cause after completing 15 years of service with us no longer continue to vest in accordance with the original vesting schedule, but rather, will automatically be forfeited and (2) the change of control differs in that it includes the closing of any transaction involving a sale of assets of Legg Mason that have a total gross fair market value equal to or more than 90% of the total gross fair market value of all of Legg Mason's assets, rather than 40% of the total value.

Performance Shares

Performance shares will vest immediately upon the occurrence of (1) a change of control of Legg Mason (as defined below) or (2) a termination of the named executive officer's employment as a result of his or her death or permanent disability. In addition, if we terminate a named executive officer's employment without cause or the officer resigns for good reason, the officer will be entitled to have vest, including amounts previously vested, 80% of the total performance shares in his or her award if our common stock meets the performance thresholds within three years of the termination date. Upon vesting, performance shares are paid in shares of our common stock on a one-for-one basis. The Committee has the authority to accelerate the vesting of any performance shares in its discretion at any time.

With respect to our performance shares, (1) a "change of control" of Legg Mason will occur upon (i) the approval by our stockholders of an agreement to merge or consolidate Legg Mason with or into another company (with Legg Mason not remaining an independent publicly owned company) or to sell or otherwise dispose of all or substantially all of our assets, other than a transaction in which Legg Mason or its stockholders own 50% or more of the combined voting power of the surviving entity or (ii) a person, other than one of our affiliates, becoming the direct or indirect owner of securities representing 50% or more of the combined voting power of our outstanding stock and (2) a named executive officer shall be considered to have suffered a "permanent disability" if the named executive officer is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in the named executive officer's death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

Long-Term Incentive Plan

Upon the occurrence of a change of control, a pro rata portion of the award (determined based on the percentage of the vesting period that has elapsed at the change of control date) will immediately vest and the award will pay the target amount. In the event of the death, disability or retirement of a named executive officer, the Committee may allow a pro rata portion of the officer's long-term incentive plan awards to continue vesting under the terms of the award. In this event, a percentage (equal to the percentage of the vesting period that has elapsed as of the termination date) of the actual payout amount of the award (determined based on Legg Mason's performance over the vesting period), will vest and be paid at the end of the vesting period. In order to retire for purposes of long-term incentive plan awards, an executive officer must be 62 years old and must not engage in competitive activity during the remainder of the vesting period. In the event a named executive officer is terminated with or without cause or resigns for any reason other than death, disability or retirement, all unvested long-term incentive plan awards will be forfeited.

See "May 2011 and Later Awards" for the definition of "change of control" used for these awards.

Estimated Post-Termination Payments Table

The following table sets forth information regarding potential accelerated payments to each of our named executive officers in the event of a termination of his employment, upon death or disability or following a change of control of Legg Mason. For the purposes of this table, amounts are calculated as if the employment termination, death or disability or change of control occurred on March 31, 2012.

Name	Accelerated Stock Options(1)	Accelerated Restricted Stock and Performance Shares(2)	Accelerated Long-Term Incentive Plan Awards(3)
Mark R. Fetting(4)			
Upon Termination	$ —	$2,624,470(5)(6)	$ —
Upon Death or Disability	64,800	5,557,120	666,667
Upon a Change of Control(7)	64,800	5,557,120	666,667
Peter H. Nachtwey			
Upon Termination	—	310,303(5)	—
Upon Death or Disability	—	310,303	233,333
Upon a Change of Control(7)	—	310,303	233,333
Ronald R. Dewhurst			
Upon Termination	—	2,554,087(5)	—
Upon Death or Disability	14,429	2,776,494	233,333
Upon a Change of Control(7)	14,429	2,776,494	233,333
Thomas P. Lemke(4)			
Upon Termination	—	568,152(5)	—
Upon Death or Disability	3,456	681,548	150,000
Upon a Change of Control(7)	3,456	681,548	150,000
Joseph A. Sullivan			
Upon Termination	—	1,691,999(5)	—
Upon Death or Disability	381,756	1,824,667	233,333
Upon a Change of Control(7)	381,756	1,824,667	233,333

(1) The amounts include unvested, in-the-money stock options that would immediately vest upon the listed event. Amounts are calculated by adding for each grant of unvested, in-the-money options, the product of the number of shares underlying the options multiplied by the difference between $27.93, the closing price of our common stock on March 31, 2012, and the exercise price. In addition, as of March 31, 2012, Messrs. Fetting, Dewhurst, Lemke and Sullivan held $43,200, $9,619, $2,304 and $564,228, respectively, of in-the-money, unexercised, vested stock options (using the same method of calculation) which can be exercised at any time, including following termination (other than a termination for cause), death or disability or a change of control.

(2) The amounts are calculated by multiplying the applicable number of unvested shares of restricted stock or performance shares held by the named executive officer at the close of business on March 31, 2012 by $27.93, the closing price of our common stock on that day.

(3) Death or disability amounts represent the pro rata portion of awards that would be paid at the end of the vesting period if (i) the Committee, in its discretion, permits vesting to continue and (ii) Legg Mason's performance during the vesting period results in the awards paying out at their target amounts. Change of control amounts represent the pro rata portion of awards that would have been immediately paid if a change of control had occurred on March 31, 2012.

(4) Messrs. Fetting and Lemke will also receive distribution of their phantom stock accounts, which are not subject to vesting, upon termination for any reason or upon a change of control. See the discussion under "Non-Qualified Deferred Compensation" above.

(5) Represents shares of restricted stock that immediately vest or continue to vest under their vesting schedules subject to the conditions discussed below. The unvested portion of awards granted in May 2009 and thereafter immediately vest if the named executive officer is terminated in a reduction in force.

(6) Does not include the value of performance shares which provide that if we terminate Mr. Fetting's employment without cause or he resigns for good reason, 80% of the total performance shares in his award will vest if our common stock meets the specified performance thresholds within three years of his termination date. As of March 31, 2012, $2,234,400 in unvested performance shares would continue to vest under this provision.

(7) The definition of "change of control" of Legg Mason differs for the acceleration of stock options, restricted stock, performance shares and long-term incentive plan awards. See the discussion preceding this table under "Potential Payments on Termination or a Change of Control." Assumes termination of employment on the change of control date without cause or for good reason for awards for which such a termination is a condition to accelerated vesting following a change of control.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on that review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the year ended March 31, 2012.


COMPENSATION COMMITTEE[*]
Harold L. Adams, Chairman
John T. Cahill
Cheryl Gordon Krongard
Nicholas J. St. George
Kurt L. Schmoke


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[*] Mr. Nuttall served on the Compensation Committee until May 23, 2012.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors assists the Board of Directors in its oversight of the financial accounting and reporting of Legg Mason and its subsidiaries by selecting and compensating the company's independent registered public accounting firm ("independent auditors"), providing oversight of the work of the independent auditors and reviewing the scope and results of audits conducted by them, reviewing the activities of Legg Mason's internal auditors, discussing with independent auditors, internal auditors and management the organization and scope of Legg Mason's internal system of accounting and financial controls and reviewing and discussing certain matters that may have a material impact on Legg Mason's financial statements. The Audit Committee is composed of six non-employee directors and operates under a written charter adopted by the Board of Directors that was last amended on April 27, 2010. The Board of Directors has determined that each member of the Audit Committee is "independent" and financially literate, and that at least one member has accounting or other related financial management expertise, in each case as such qualifications are defined under the Listing Standards of the New York Stock Exchange. The Board of Directors has also determined that each of Ms. Krongard and Messrs. Beresford, Cahill and Huff qualifies as an "audit committee financial expert" as defined by the SEC.

The Audit Committee held five meetings during the fiscal year ended March 31, 2012. The meetings were intended, among other things, to facilitate communication among the Audit Committee, management, internal auditors and Legg Mason's independent auditors. The Audit Committee reviewed with Legg Mason's internal auditors and its independent auditors the overall scope and plans for their respective audits and discussed with both the internal auditors and the independent auditors the results of their examinations and their evaluations of Legg Mason's internal controls. The Audit Committee's discussions with management and the independent auditors included a review of significant accounting policies applied by Legg Mason in its financial statements.

The Audit Committee also reviewed and discussed Legg Mason's compliance with Section 404 of the Sarbanes-Oxley Act of 2002. In this regard, the Audit Committee reviewed and discussed, with Legg Mason's management and its independent auditors, management's annual report on the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2012 and the independent auditors' related attestation report.

Legg Mason's management is responsible for the financial reporting process, for the preparation, presentation and integrity of consolidated financial statements in accordance with generally accepted accounting principles, and for the establishment and effectiveness of Legg Mason's internal controls and procedures designed to assure compliance with accounting standards and laws and regulations. Legg Mason's independent auditors are responsible for auditing those financial statements in accordance with generally accepted auditing standards and for attesting to the effectiveness of Legg Mason's internal control over financial reporting. The Audit Committee monitors and reviews these processes. The members of the Audit Committee rely, without independent verification, on the information provided to them and on the representations made by management and the independent auditors.

The Audit Committee has discussed and reviewed with the independent auditors, and received from the independent auditors, all communications required by the Public Company Accounting Oversight Board, has reviewed and discussed the audited consolidated financial statements of Legg Mason with management and the independent auditors and has discussed with the independent auditors their independence from Legg Mason and its management. When considering the independent auditors' independence, the Audit Committee considered whether their provision of services to Legg Mason beyond those rendered in connection with their audit and review of Legg Mason's consolidated financial statements was compatible with maintaining their independence. The Audit Committee also reviewed, among other things, the amount of fees paid to the independent auditors for audit and non-audit services.

Based on the reviews, reports and discussions described in this Report, and subject to the limitations on the Audit Committee's role and responsibilities referred to above, the Audit Committee has recommended to the Board of Directors that Legg Mason's audited consolidated financial statements as of and for the fiscal year ended March 31, 2012 be included in Legg Mason's Annual Report on Form 10-K.


AUDIT COMMITTEE*

Dennis R. Beresford, Chairman
Robert E. Angelica
John T. Cahill
Barry W. Huff
Cheryl Gordon Krongard
Margaret Milner Richardson


COMPENSATION COMMITTEE INTERLOCKS, INSIDER PARTICIPATION AND CERTAIN TRANSACTIONS

Messrs. Adams (Chairman), Cahill, Nuttall, St. George, and Schmoke and Ms. Krongard served as members of our Compensation Committee during fiscal year 2012. No member of the Committee is or has been an officer or employee of the company or any of its subsidiaries, except for Mr. St. George, who was an officer of the company's predecessor from 1966 to 1976.

Scott C. Nuttall, who served as a director of Legg Mason from January 2008 to May 2012, is a member of KKR & Co. In January 2008, Legg Mason sold $1.25 billion in 2.5% Senior Convertible Notes (the "Notes") to an affiliate of KKR & Co. and banks selected by KKR & Co. who provided financing to KKR & Co.'s affiliate. Pursuant to the terms of the Notes, Legg Mason paid interest on the Notes at a rate of 2.5% per year, and paid an aggregate of $31.25 million in interest on the Notes in fiscal year 2012. The material provisions of the Notes are discussed in Legg Mason's Current Report on Form 8-K for the event on January 14, 2008. On May 23, 2012, Legg Mason repaid the Notes by paying the Note holders cash in the face amount of the Notes, plus accrued interest, a prepayment fee of $6.25 million and warrants that provide for the purchase of approximately 14.2 million shares of common stock at $88 per share, subject to customary anti-dilution adjustments, and will expire in July 2017. In connection with this repayment, Mr. Nuttall, who was elected to the Board of Directors in 2008 under the Note arrangements, resigned from the Board.

In the ordinary course of their asset management businesses, subsidiaries of Legg Mason may from time to time invest client assets in companies in which Nelson Peltz, a director of Legg Mason, may be a director or in which Mr. Peltz, his affiliates or funds managed by Trian may be significant stockholders. As of March 31, 2012, Legg Mason subsidiaries had investments on behalf of clients in The Wendy's Company with a market value of $7,000 and, at other times during the fiscal year, with a market value exceeding $120,000. Mr. Peltz is, or during the fiscal year was, the non-executive Chairman and a director of The Wendy's Company and, together with his affiliates or funds managed by Trian, owns or owned, a significant interest in this company.

From time to time, our directors, executive officers and employees, members of their immediate families and companies or affiliates of companies that employ our independent directors may have investments in various investment vehicles or accounts sponsored or managed by our subsidiaries or utilize our products or services in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.

---

* Mr. Nuttall served on the Audit Committee until May 23, 2012.

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, we are providing stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules. At our 2011 Annual Meeting of Stockholders, we submitted a non-binding advisory vote to our stockholders to determine the frequency of our future say on pay votes. A majority of our stockholders approved an annual say on pay vote. The Board of Directors had recommended holding an annual vote and decided that it would submit a say on pay vote to our stockholders annually. As is required by SEC rules, we will hold an advisory vote on frequency of say on pay votes every six years, which means the next such vote will be held at our Annual Meeting of Stockholders in 2017.

The compensation of our named executive officers is performance-oriented and consistent with the interests of our stockholders. Our compensation programs for named executive officers are intended to link compensation to performance; to provide competitive compensation levels to attract, retain and reward executives; and to align management's interests with those of our stockholders.

Our named executive officer compensation is primarily based on incentive compensation, typically paid in a combination of cash bonuses and option and restricted stock awards, which vest over time. Base salaries constitute a relatively small portion of the compensation of our named executive officers. Incentive compensation awards are made after a fiscal year end and are primarily based upon our corporate performance and the performance of our named executive officers. In addition, we have adopted a new long-term incentive plan to strengthen the tie between executive compensation and longer-term performance. Our equity incentive awards are designed to tie a significant portion of incentive compensation directly to the long-term performance of our company, as measured by our stock price. We also have adopted a policy for recoupment of incentive compensation from named executive officers in the event a named executive officer's acts or omissions contribute to a need for a restatement of our financial results or if a named executive officer is terminated with cause.

In addition to these principles, we encourage stockholders to read the "Compensation Discussion and Analysis" section of this Proxy Statement, the Summary Compensation Table and the other related tables and disclosure for a detailed description of the fiscal year 2012 compensation of our named executive officers. As is discussed in the "Compensation Discussion and Analysis" section above, to reflect the decline in financial results in fiscal year 2012, the total fiscal year 2012 compensation paid to our Chief Executive Officer declined 17% from the prior year, and the total fiscal year 2012 compensation paid to each of our other named executive officers who were employed for the full prior fiscal year declined in a range from 13% to 21%. The total compensation for fiscal year 2012 for our Chief Executive Officer ranked in the bottom quartile and for our other four named executive officers ranked below the median when compared to the compensation paid to comparable officers at the asset management competitors in the 16 company competitor group the Committee uses for compensation comparisons.

The compensation provided for the fiscal year to our named executive officers is supported by the company's progress during the fiscal year, including the following: 1) investment performance was strong overall during the fiscal year; 2) we achieved over $140 million in annual cost savings from the streamlining initiative; 3) we continued our strong cash generation during the year, and returned $444 million in capital to stockholders in the form of stock buybacks and dividends; 4) we continued to execute on our strategic priorities; and 5) although our assets under management were down slightly when compared to end of fiscal year 2011, our total outflows decreased by 55%, to $27.5 billion in fiscal year 2012 from $61.1 billion in fiscal year 2011.

The vote on this resolution is not intended to address any specific element of compensation; rather, the advisory vote relates to the overall compensation of our named executive officers. This vote is advisory and therefore not binding on the company. However, we value the opinion of our stockholders and the Board of Directors and the Committee will review the voting results and will take into account the outcome of the vote when considering future compensation decisions for the named executive officers.

Accordingly, we ask our stockholders to vote on the following resolution:

"RESOLVED, that the company's stockholders approve, on a non-binding advisory basis, the compensation paid to the company's named executive officers, as disclosed in the company's Proxy Statement for the 2012 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis," the compensation tables and narrative discussion."

The Board of Directors recommends a vote "FOR" approving the named executive officer compensation as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC.

PROPOSED RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the company's financial statements. The Audit Committee has appointed PricewaterhouseCoopers LLP to be our independent registered public accounting firm for the fiscal year ending March 31, 2013. PricewaterhouseCoopers LLP and its predecessor firms have been retained as our independent registered public accounting firm continuously since 1983. The Audit Committee is responsible for approving audit fees associated with the retention of PricewaterhouseCoopers LLP. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be regular rotation of the independent registered public accounting firm. Further, in conjunction with the mandated rotation of the audit firm's lead engagement partner, the Audit Committee and its Chairman are directly involved in the selection of PricewaterhouseCoopers LLP's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP to serve as the company's independent registered public accounting firm is in the best interests of the company and its stockholders.

The appointment of PricewaterhouseCoopers LLP will be submitted for ratification by our stockholders at the Annual Meeting. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

We are voluntarily submitting the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm to our stockholders for ratification because we believe it is a matter of good corporate practice. If our stockholders do not ratify the appointment, our Audit Committee will reconsider whether to retain PricewaterhouseCoopers LLP, but still may retain them. Even if the appointment is ratified, our Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of the company and our stockholders.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of the independent registered public accounting firm.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for the audit of our consolidated financial statements for the fiscal years ended March 31, 2012 and March 31, 2011 and fees billed for other services rendered by PricewaterhouseCoopers LLP during those periods.

	2012	2011
Audit Fees(1)	$7,280,000	$7,284,000
Audit-Related Fees(2)	1,628,000	1,378,000
Tax Fees(3)	42,000	75,000
All Other Fees(4)	697,000	639,000
Total Fees	$9,647,000	$9,376,000

Fiscal year 2011 items have been adjusted to reflect payments made in fiscal year 2012.

(1) Audit fees consisted of fees for the annual audit, including an audit of internal controls over financial reporting, and quarterly reviews of our financial statements, services provided for statutory audits of certain subsidiaries and services provided in connection with other statutory or regulatory filings or engagements including consents related to SEC filings.

(2) Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, and included fees for reviews of controls related to certain processes at asset management subsidiaries.

(3) Tax fees consisted primarily of tax advice and assistance for domestic and international matters.

(4) All other fees included attest services related to compliance with investment performance standards and custody audits at certain subsidiaries, as well as subscriptions to professional publications, fund related services, consulting on non-audit related matters and training fees.

Pre-Approval of the Independent Registered Public Accounting Firm Services

The Audit Committee approves all audit and permitted non-audit services to be performed for Legg Mason or its subsidiaries by PricewaterhouseCoopers LLP. The Chairman of the Audit Committee may pre-approve permissible proposed non-audit services that arise between committee meetings if the decision to pre-approve the service is presented for ratification at the next scheduled Audit Committee meeting.

STOCKHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

We must receive in writing, at our principal executive offices located at 100 International Drive, Baltimore, Maryland 21202, Attn: Corporate Secretary, any stockholder proposal intended for inclusion in the proxy material for the 2013 Annual Meeting of Stockholders on or before February 13, 2013. The inclusion of any proposal will be subject to applicable rules of the SEC. Under our Bylaws, stockholders who would like to submit proposals for the 2013 Annual Meeting of Stockholders must send written notice of the proposal to our Corporate Secretary, at the above address, between January 14, 2013 and February 13, 2013. In the event our 2013 Annual Meeting of Stockholders is held more than 30 days before or after July 24, 2013, notice must be delivered between the 150th day prior to the date of the meeting and 5:00 p.m., Eastern Time, on the later of the 120th day before the meeting or the tenth day following the day on which we publicly announce the date of the meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, our executive officers and directors are required to file with the SEC and the New York Stock Exchange reports of their ownership of our common stock. Based solely on a review of copies of such reports furnished to us, or written representations that no reports were required, we believe that during the fiscal year ended March 31, 2012 our executive officers and directors complied with the Section 16(a) requirements except that a gift of shares of common stock made by Mr. Fetting on December 22, 2010 was reported on a Form 4 report filed on August 3, 2011 rather than a Form 5 report following 2011 fiscal year end.

OTHER MATTERS

To the extent that this Proxy Statement is incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement titled "Compensation Committee Report," and "Audit Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing.

All descriptions of benefits plans and agreements contained in this Proxy Statement are summaries and are qualified in their entirety by reference to the actual plans or agreements.

For those stockholders who receive the Notice of Internet Availability of Proxy Materials, this Proxy Statement and the 2012 Annual Report are also available at the company's website at *http://ir.leggmason.com/docs.aspx?iid=102761*. In addition, a copy of the 2012 Annual Report will be provided without charge upon the written request of any stockholder to Investor Relations, Legg Mason, 100 International Drive, Baltimore, MD 21202. For directions to the Annual Meeting of Stockholders, please visit our website at: *http://www.leggmason.com/pdf/about/HE_Driving_Directions_for_General_Guests.pdf*.

Our Board of Directors is not aware of any other matters to come before the Annual Meeting. If any other matters should come before the Meeting, the persons named in the enclosed proxy will act thereon according to their best judgment.

By order of the Board of Directors,

Thomas C. Merchant

THOMAS C. MERCHANT
Secretary

ANNUAL MEETING OF STOCKHOLDERS OF

LEGG MASON
GLOBAL ASSET MANAGEMENT

July 24, 2012

PROXY VOTING INSTRUCTIONS

INTERNET - Access "www.voteproxy.com" and follow the on-screen instructions. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EDT the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER	
ACCOUNT NUMBER	

**Important Notice Regarding the Availability of Proxy Materials
for the Stockholder Meeting To Be Held on July 24, 2012**.
The Notice of Meeting, Proxy Statement, Annual Report and Proxy Card are available at
http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=25493

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

■ 20433000000000000000 5 072412

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The Board recommends a vote FOR all nominees.

1. The election of four directors for the two-year term ending in 2014

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY
FOR ALL NOMINEES

☐ FOR ALL EXCEPT
(See instructions below)

NOMINEES:
○ Robert E. Angelica
○ Barry W. Huff
○ John E. Koerner III
○ Cheryl Gordon Krongard

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

The Board recommends a vote FOR the following proposals.

	FOR	AGAINST	ABSTAIN
2. An advisory vote to approve the compensation of the Company's named executive officers;	☐	☐	☐
3. Ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2013; and	☐	☐	☐

4. Any other matter that may properly come before the meeting or any adjournment thereof.

Receipt of notice of the meeting, proxy statement and 2012 annual report is hereby acknowledged, and the terms of the notice and statement are hereby incorporated by reference into this proxy. The undersigned hereby revokes all proxies heretofore given for said meeting or any adjournment or adjournments thereof.

This proxy will be voted on each of the foregoing items as specified by the person signing it, but if no specification is made, the proxy will be voted FOR the election of directors and FOR all proposals.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder		Date:		Signature of Stockholder		Date:	

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.



LEGG MASON
GLOBAL ASSET MANAGEMENT

Proxy for Legg Mason, Inc. Annual Meeting of Stockholders, July 24, 2012

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF LEGG MASON, INC.
IT MAY BE REVOKED PRIOR TO ITS EXERCISE.**

The undersigned hereby appoints Mark R. Fetting, Thomas P. Lemke and Peter H. Nachtwey, and each of them, as proxy, with full power of substitution, to vote all shares which the undersigned is entitled to vote at the Annual Meeting of Stockholders of Legg Mason, Inc., on July 24, 2012, at 10:00 a.m., and at any adjournment thereof.

(Continued and to be signed on the reverse side.)

14475 ■